UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 19, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Reg. 2002/031431/06
Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
www.sibanyegold.co.za
Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Zola Skweyiya* Sue van der Merwe* Jerry Vilakazi*
Cain Farrel (Corporate Secretary) (*Non-Executive)
Vat No. 473 020 9410
MEDIA RELEASE:
SIBANYE GOLD INCREASES ITS INDUSTRY LEADING DIVIDEND, UNDERPINNED BY A SOLID
OPERATING PERFORMANCE
Westonaria, 19 February 2015
: Consistent with its strategic positioning and commitment to return cash to shareholders in the form of meaningful dividends, Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) declared a final dividend of 62 SA cents per share for the six months ended 31 December 2014. The approximate R1 billion (112 SA cents per share) total dividend declared for 2014, which represents approximately 44% of Sibanye’s 2014 normalised earnings, is equivalent to an industry leading 3.7% dividend yield at the closing price on 18 February 2015.
The dividend was underpinned by another solid operating performance from the Sibanye operations, which generated an operating profit of R4 billion for the six months ended 31 December 2014. Production increased by 13% for the six months ended 31 December 2014, to 27,289kg (877,400oz) compared with the same period in 2013, at a Total cash cost of R298,520/kg (US$847/oz) and a globally competitive All-in sustaining cost of R376,687/kg (US$1,069/oz). The integration of Cooke also saw Sibanye achieve its strategic objective of bringing lower grade gold resources to account through the production of by-product uranium. Sibanye is now well positioned to exploit extensive lower grade gold Resources and high grade uranium Resources at the Cooke operations profitably. Uranium production from Cooke continued uninterrupted from May 2014, resulting in a uranium inventory of approximately 180,000lbs of U3O8 at year-end.
Normalised earnings (from which dividends are calculated) for the six months ended 31 December 2014 decreased by 5% year-on-year, to R1.2 billion (US$106 million), primarily due to higher taxes and royalties paid for the year ended 31 December 2014. Annual normalised earnings declined by 3% to R2.3 billion (US$206 million). Normalised earnings exclude gains or losses on foreign exchange and financial instruments, non- recurring items and share of associates after royalties and tax and, as a result, tend to be more consistent than basic and headline earnings.
Neal Froneman, CEO of Sibanye, commenting on the results said: “2014 was a year of operational and financial consolidation for Sibanye. Our primary objective was to entrench the new operating model and operational structures, which had been successfully, implemented at the Beatrix, Driefontein and Kloof
Salient features for the six months ended 31 December 2014.
Final dividend of 62 SA cents per share declared. Total annual dividend of 112 SA cents per share equivalent to a
3.7% dividend yield at 31 18 February 2015
Gold production increased by 13% to 27,289kg (877,400oz), compared with the six months ended 31 December 2013
Total cash cost of R298,520/kg (US$847/oz) and All-in sustaining cost of R376,687/kg (US$1,069/oz)
R4.0 billion (US$364 million) operating profit

operations in 2013, whilst integrating the newly acquired Cooke Operation into the Group. We believe this has been successfully achieved and as a result, we are comfortable in forecasting higher levels of production in 2015 at similar costs, which will again underpin our benchmark dividend focus”.
Gold production for the year ending 31 December 2015 is forecast to be between 50,000kg and 52,000kg (1.61Moz and 1.67Moz). Total cash cost is forecast at between R305,000/kg (US$850/oz) and R315,000/kg (US$875/oz), with All-in sustaining cost forecast at between R380,000/kg (US1,055oz) and R395,000/kg (US$1,100/oz). Approximately 250,000lbs of by-product uranium production is forecast
Sibanye is addressing the risks that inconsistent and increasingly expensive power supplied by ESKOM poses to the sustainability of its operations. In order to mitigate the short term risk, Sibanye continues to work with ESKOM to manage and minimise the impact of load shedding on the operations, by implementing various pre-agreed actions to reduce consumption by the amount required by ESKOM. At this stage, there has been no material impact on the production forecast.
Discussing measures to reduce reliance on ESKOM in the longer term, Neal Froneman said: “In 2014 we completed a pre-feasibility study into the potential of solar power as an alternative source of electricity supply. We are contemplating a phased R3 billion investment, with involvement of financial partners, in establishing a solar photovoltaic generating plant with a peak generating capacity of 150 MW. This represents a substantial portion of Sibanye's overall 500MW power demand by 2017”.
“Sibanye has also undertaken several studies into other alternative energy sources that we consider reliable and over which we will be able to exercise some control, such as coal fired power stations varying in size from 200MW to 600MW. We are also engaging with technology partners in order to develop a deeper insight into independent power generation” Froneman concluded.
Contact
James Wellsted
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

A PROUDLY SOUTH AFRICAN MINING COMPANY
WESTONARIA 19 February 2015: Sibanye Gold Limited (“Sibanye”) (JSE: SGL & NYSE: SBGL) is pleased to report operating and financial results for the six months ended 31 December 2014, and reviewed condensed, consolidated preliminary financial statements for the year ended 31 December 2014.
Salient features for the 12 months ended 31 December 2014
Final dividend of 62 SA cents per share declared, resulting in a total annual dividend of 112 SA cents per share amounting to approximately R1 billion in cash returned to shareholders; equivalent to a 3.7% yield at 18 February
2015
Salient features for the six months ended 31 December 2014
Gold production increased by 13% to 27,289kg (877,400oz) compared with the six months ended 31 December
2013 Total cash cost of R298,520/kg (US$847/oz) and All-in sustaining cost of R376,687/kg (US$1,069/oz)
R4.0 billion (US$364 million) operating profit Net debt of R1.5 billion (US$127 million) at 31 December 2014, resulting in a net debt to EBITDA ratio of 0.2 times
United States Dollars Key Statistics South African Rand
Year ended
Six months ended
Six months ended
Year ended
Dec
2013
Dec
2014
Dec
2013
Jun
2014
Dec
2014
Dec
2014
Jun
2014
Dec
2013
Dec
2014
Dec
2013
1,429.9
1,589.3
773.6
711.9
877.4
000’oz
Gold produced
kg
27,289
22,143
24,061
49,432
44,474
13,624
18,235
7,188
7,783
10,452
000ton
Ore milled
000ton
10,452
7,783
7,188
18,235
13,624
1,408
1,267
1,301
1,293
1,243
$/oz
Revenue
R/kg
437,979
443,865
420,423
440,615
434,663
92
73
85
76
70
$/ton
..
Operating cost
R/ton
763
815
852
785
879
766.5
690.3
398.7
326.6
363.7
$m
Operating profit
Rm
3,981.0
3,488.1
3,992.0
7,469.1
7,357.9
38
34
39
35
33
%
Operating margin
%
33
35
39
34
38
885
849
804
848
847
$/oz
Total cash cost
R/kg
298,520
291,212
259,919
295,246
273,281
1,148
1,071
1,043
1,070
1,069
$/oz
All-in sustaining cost
R/kg
376,687
367,322
336,848
372,492
354,376
18
15
20
17
14
%
AISC margin
%
14
17
20
15
18
176.3
143.3
144.8
49.9
93.4
$m
Basic earnings
Rm
1,018.8
532.7
1,402.4
1,551.5
1,692.4
27
17
20
6
10
c.p.s
Basic earnings
c.p.s
113
69
191
186
260
243.6
130.9
147.5
61.2
69.7
$m
Headline earnings
Rm
765.3
652.2
1,428.9
1,417.5
2,309.8
37
16
20
8
8
c.p.s
Headline earnings
c.p.s
85
84
195
170
355
Stock data for the six months ended 31 December 2014
Number of shares in issue
JSE Limited – (SGL)
– at end of December
898,840,196
Price range per ordinary share
ZAR19.05 to ZAR29.52
– weighted average
898,520,432
Average daily volume
2,465,559
Free Float
100%
NYSE – (SBGL); one ADR represents four ordinary shares
ADR Ratio
1:4
Price range per ADR
US$6.60 to US$10.98
Bloomberg/Reuters
SGLS / SGLJ.J
Average daily volume
916,644

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD
Sibanye Gold Operating and Financial Report 2014 | 1
“2014 was a year of operational and financial consolidation for Sibanye. Our primary objective was to entrench the new operating model and operational structures, which had been successfully implemented at the Beatrix, Driefontein and Kloof operations (“Beatrix, Driefontein and Kloof”) in 2013, whilst integrating the newly acquired Cooke Operation (“Cooke”) into the Group. At the same time, cognisant of the importance of ensuring the consistency and sustainability of our performance, we established dedicated internal capacity focused on securing the long term future of our company. A dedicated projects team is assessing all organic opportunities within the group while a new business development function was established to consider external, value accretive opportunities, ensuring that the operations focus on delivery. We have also established a
Safe Technology function which will explore ways to modernise the operations, by using new technologies to improve working conditions and make the working environment safer for employees, while at the same time improving productivity and reducing costs.
Safety
Our focus on establishing a safe, production-friendly operating environment, through the ongoing implementation of our health and safety strategy and initiatives to reduce risk continues, as we strive towards our goal of Zero Harm. Following specific management intervention (mentioned in the September 2014 results report), Beatrix recorded a fatality free
December 2014 quarter, with Driefontein and Kloof consecutively experiencing no fatalities for seven and six months respectively. Fatalities at Beatrix, Driefontein and Kloof were, as a result, lower year-on-year, with eight fatalities recorded during 2014, compared with nine during 2013. Cooke suffered a total of three fatal accidents during the seven months of incorporation into Sibanye. The majority of these incidents were a result of avoidable human error and the safety performance at Cooke is being addressed through ongoing implementation of Sibanye’s safety management systems and practices.
Operating review
Sibanye achieved record quarterly gold production of 14,079kg (452,700oz) during the December 2014 quarter at a 5% lower
All-in cost compared with the September 2014 quarter. Gold production from the Beatrix, Driefontein and Kloof operations for the same period increased by 5% to 12,108kg (389,300oz) with Total cash cost at R272,266/kg (US$756/oz) and All-in cost at
R362,603/kg (US$1,007/oz), 8% and 4% higher, well below South African inflation and mining sector cost inflation.
Group gold production for the year ended 31 December 2014, was in line with guidance at 49,432kg (1.59Mozs). This is despite the loss of over 500kg (16,100oz) due to an underground fire at Driefontein early in the year and persistent ESKOM load shedding in the latter half of the December 2014 quarter. Total cash cost for the year of R295,246/kg (US$849/oz) and All-in sustaining cost of R372,492/kg (US$1,071/oz) were also in line with guidance, with annual increases maintained at well below historical mining inflation rates.
The original core operations, Beatrix, Driefontein and Kloof, produced 45,127kg (1.45Mozs) of gold during 2014, a 1.5% increase compared with 2013 annual production. Costs were well controlled, with Total cash cost of R285,716/kg (US$821/oz) and All-
in cost of R367,722/kg (US$1,057/oz), 5% and 4% higher respectively, than during 2013. The production build-up at Cooke was slower than forecast, primarily due to underperformance at the Cooke 4 Section (“Cooke 4”), which resulted in the initiation of a Section 189 restructuring process. Cooke contributed 4,305kg (138,400oz) during the seven months of incorporation in
Sibanye. Total cash cost and All-in cost for the Cooke operations were R395,168/kg (US$1,136/oz) and R461,045/kg
(US$1,325/oz), respectively.
The integration of Cooke also saw Sibanye achieve its strategic objective of bringing lower grade gold resources to account through the production of by-product uranium. Sibanye is now well positioned to exploit extensive lower grade resources at the Cooke operations profitably. In addition, Sibanye will now be able to enter into long term uranium contracts as a result of the regular and consistent delivery of ammonium diuranate (U
3
0
8
) to Nufcor. Uranium production from Cooke continued
uninterrupted from May 2014, resulting in a uranium inventory of approximately 180,000lbs U
3
0
8
at year-end.
No uranium sales were made during the year. Uranium produced during 2014 was valued at R52 million (US$5 million) and carried as inventory on the balance sheet at the direct cost of production.
Cooke 4 restructuring
As announced on SENS on 2 February 2015, the Group successfully completed the Cooke 4 Section 189 consultation process and reached agreement with employees and organised labour on 12 November 2014, on implementing appropriate measures to minimise job losses and restore Cooke 4 to profitability.
Measures agreed to restore Cooke 4 to sustainable profitability included, inter alia: implementation of an alternative work cycle at Cooke 4; a reduction of 392 employees in the Cooke 4 mining employee complement (approximately 16% of a total of 2,403 employees); a reduction of 38 employees at the Ezulwini Plant (approximately 16% of a total of 238 employees);
rationalisation of management structures at Cooke and a moratorium on strike action in support of wage increases in 2015.
The outcome of the retrenchment avoidance measures being implemented was that from a possible 1,776 employees at risk at Cooke 4, no forced retrenchments were implemented, with the required reduction in the employee complement primarily achieved through voluntary separation packages and voluntary early retirements. The alternative work cycle has been successfully implemented since 24 November 2014 and should result in better utilisation of the Cooke 4 asset, with the mine being worked Monday to Saturday (six days a week) every week, compared to the existing 11 shift fortnight arrangement
(eleven shifts over fourteen days). The net result of the implementation of the alternative work cycle will be an additional 22 working shifts per annum. Importantly, an additional 213 jobs were saved due to additional employees required to accommodate the extra shifts.

2 | Sibanye Gold Operating and Financial Report 2014
This was a positive outcome for all parties involved and illustrates the significant benefits that can arise for the industry and all of its stakeholders from cooperative engagement between organised labour and business.
Financial review
The Sibanye operations generated an operating profit of R4 billion (US$364 million) for the six months ended
31 December 2014, which was the same as that achieved for the same period in 2013. Profit before non-recurring items of
R1.5 billion (US$133 million) was 26% lower year-on-year, primarily as a result of the R330 million (US$30 million) share of losses reported by Rand Refinery following the difficulties it has been experiencing reconciling its inventory. Profit before taxation benefited from a R474 million (US$44 million) reversal of the impairment of the Beatrix West Section, which was partly offset by the R156 million (US$14 million) impairment of the Python processing plant where operations were suspended in July 2014.
Normalised earnings (from which dividends are calculated), exclude gains or losses on foreign exchange and financial instruments, non-recurring items and share of associates after royalties and tax, and as a result tend to be more consistent than basic and headline earnings. For the six months ended 31 December 2014 normalised earnings decreased by 5% year-
on-year, to R1.2 billion (US$106 million) and for the year ended 31 December 2014, normalised earnings declined by 3% to
R2.3 billion (US$206 million).
Cash generated by the operations for the six months ended 31 December 2014, of R3.8 billion (US$348 million) was consistent with the corresponding period in 2013. Net cash flow from operating activities was R1.6 billion (US$140 million), 47% lower year-
on-year due to an increase in dividends, taxation and royalties paid, as well as higher working capital movements. The increase in tax and royalties was due to year end payments of R594 million (US$55 million).
The extra tax and royalty payment in December also affected Group net debt as at 31 December 2014. Net debt for the
Group, excluding R1.1 billion (US$98 million) attributable to the Burnstone project which has no recourse to Sibanye’s balance sheet, increased from R499 million (US$48 million) at 31 December 2013, to R1.5 billion (US$127 million) at 31 December 2014.
This increase is post cash outflows of approximately R3.0 billion (US$278 million) in royalty, tax and dividend payments, the repayment of R2.3 billion (US$212 million) debt and the R415 million (US$40 million) purchase consideration for Witwatersrand
Consolidated Gold Resources Limited (“Wits Gold”). The debt repayment included R616 million (US$58 million) debt associated with the Cooke Operations, R40 million (US$4 million) to settle an outstanding loan at Wits Gold and a further R900 million (US$83 million) reduction in Sibanye Group debt.
Dividend declaration
Consistent with Sibanye’s strategic positioning and commitment to provide shareholders with meaningful dividends, the Board declared a final dividend of 62 SA cents per share for the six months ended 31 December 2014. The approximate R1 billion
(112 SA cents per share) total dividend declared for 2014 is 22% higher than the dividend declared in 2013 and equivalent to an industry leading 3.7% dividend yield at 18 February 2015.
Projects
(1)
During the year significant progress was made in reviewing and classifying all Group organic projects by the centrally managed Projects team which was established in mid-2014.
Following assessment and review, key projects have been identified and prioritised, with additional work required on others.
Projects which have been reviewed include:
The Kloof 4 Shaft and Driefontein 5 Shaft below infrastructure projects: pre-feasibility studies on the viability of accessing resources below current infrastructure, by means of the development of declines were completed in 2014.
The pre-feasibility studies for both projects suggest robust economic returns that exceed the Group’s internal investment hurdle rates. These projects have consequently been included in Group gold Reserves in 2015 and into the Life of Mine production plan. The below infrastructure projects add approximately 1.1Moz and 0.5Moz to the
Driefontein and Kloof gold Mineral Reserves respectively. Additional detailed feasibility studies are scheduled for completion during Q2 2015.
The West Rand Tailing Retreatment Project: a phased development approach has been adopted for this significant surface dump retreatment project. A detailed feasibility study, which is due for completion during Q1 2015, is specifically considering how to leverage available surface infrastructure, including existing surface gold plants at
Driefontein and Kloof and uranium processing capacity at the Ezulwini plant, in order to generate early cash flow and enhance value.
The Burnstone project: Capital expenditure of R286 million was approved by the Sibanye Board in 2014 to provide working capital, complete critical infrastructure at the Burnstone project and to complete a feasibility study. The infrastructure development, which commenced in July 2014 and is planned for completion in September 2015, involves two main areas of focus: completion of the shaft infrastructure and pumping facilities underground to allow dewatering. A feasibility study reviewing and assessing the viability of the entire project is well advanced and is on schedule for completion during Q2 2015. Revised geological modelling and mineral resource estimation underpinned an updated 8.9Moz gold Mineral Resource. This will form the base for the feasibility study and associated development and life of mine plan.
The Beatrix West Section, Beisa project: a pre-feasibility study on this gold and uranium resource was completed in
December 2014. Various regulatory approvals and permits are required before this project can be advanced.
Applications for the various permits and approvals will commence during 2015 and ongoing optimisation and review of the pre-feasibility study will continue in parallel with the permitting process.

Sibanye Gold Operating and Financial Report 2014 | 3
Reserves and Resources
(1)
The acquisition of the Cooke and Wits Gold assets in mid-2014 was the primary reason for the substantial year-on-year increase in Sibanye’s gold and uranium Mineral Reserves and Resources declared at 31 December 2014. Gold Mineral Resources and
Reserves increased by 60% to 103.9Moz and 44% to 28.4Moz respectively. Uranium Resources increased three fold to 227.4Mlb and uranium Reserves increased by 137% to 102.5Mlb.
The increase in Group gold Reserves was further enhanced by an increase in underground gold Reserves at the Beatrix,
Driefontein and Kloof operations. Gold Reserves at these operations increased by 11% to 21.9Moz (net of depletion in 2014), following the successful conclusion of feasibility studies on various organic underground growth projects at the operations, complemented by reductions in planning cut-off grades. This follows a 46% year-on-year increase to 17.9Moz at these operations in 2013, as a result of the successful application of Sibanye’s operating model, which resulted in lower costs and cut-off grades at the operations. Cumulatively, this represents a 63% increase in gold Reserves, net of 2.9Moz of gold produced from the Beatrix, Driefontein and Kloof operations, since Sibanye listed in February 2013, significantly extending their operating lives. This is a remarkable outcome considering market perception at the time was that these operations had limited operating lives.
Sibanye will continue to review recently acquired and other organic growth projects in accordance with Group protocols and procedures, and consider possible synergies which may exist with its current operations
Stakeholder relations
We recognise the importance that all our stakeholders play in ensuring the sustainability of our business and our efforts are guided and underpinned by our vision of delivering superior value to all of our stakeholders through our culture of caring.
Through continued delivery of this vision, we expect that our employees and communities will come to appreciate the importance that a profitable and sustainable business has for them and the other stakeholders who rely on the gold industry.
Electricity supply considerations
On listing in 2013, we stated that we would be exploring alternative sources of long term electricity supply in response to the risk that uncertain, inconsistent and increasingly expensive power supplied by the state owned power utility, ESKOM, posed to our current operations and future development. Ongoing delays at ESKOM’s new capacity build projects and a lack of critical maintenance at its existing stations, has resulted in regular supply interruption, which is likely to continue for the foreseeable future.
Whilst we have identified and implemented numerous measures that have enabled us to reduce electricity consumption by approximately 20% since 2007, spiralling capital costs have led to rapidly escalating power costs for consumers as ESKOM has consecutively implemented punitive annual electricity tariff increases. Power costs as a percentage of operating costs at
Sibanye, have swelled from approximately 9% in 2007 to a projected 20% in 2015.
In order to mitigate the short term risk, we have continued to work with ESKOM to manage and minimise the impact of load shedding on our operations. It was already clear in 2013 though, that security of electricity supply and rising costs would remain an issue for many years to come and in order to mitigate this risk, we began exploring a number of alternative supply options to reduce reliance on ESKOM.
In 2014 we completed a pre-feasibility study investigating the potential of solar power as an alternative source of electrical power. The pre-feasibility study confirmed that solar power provides an economically competitive solution to Sibanye’s electricity requirements, which will partially insulate us from the effects of interruptions in ESKOM supply. We are contemplating a phased R3 billion investment, with involvement of financial partners, in establishing a solar photovoltaic generating plant with a peak generating capacity of 150MW. This represents a substantial portion of Sibanye's overall 500MW power demand, and will provide around 10% of our electrical energy requirements when averaged over the course of a day. A site large enough to host a 150MW installation with limited potential for other land use has been identified close to Driefontein. We intend to submit permitting applications early in 2015, and anticipate that we will be able to start independent generation of captive electricity for our operations during 2017.
Sibanye has undertaken several studies into other alternative energy sources that we consider reliable and over which we will be able to exercise some control. To this end, we are completing an in depth investigation into coal fired power stations varying in size from 200MW to 600MW. A key aspect of this will be ensuring reliable quality coal sources. We are also engaging with technology partners in order to develop a deeper insight into independent power generation. It is our intention to become fully independent of Eskom over the next few years, as this will make a material difference to production costs.
Outlook for 2015
Gold production for the year ending 31 December 2015 is forecast to be between 50,000kg and 52,000kg (1.61Moz and
1.67Moz). Total cash cost is forecast at between R305,000/kg (US$850/oz) and R315,000/kg (US$875/oz). All-in sustaining cost is forecast to be between R380,000/kg (US1,055oz) and R395,000/kg (US$1,100/oz), with All-in cost forecast to be between
R385,000/kg (US$1,070/oz) and R400,000/kg (US$1,110/oz). Approximately 250,000lbs of by-product uranium production is forecast.”
19 February 2015
Neal Froneman, Chief Executive Officer
(1) For further details relating to the Company’s Mineral Resources and Mineral Reserves, please refer to the SENS Announcement of 2 February 2015, available on the
Company’s Website
https://www.sibanyegold.co.za/investors/news/sens, or at the following link:
https://trade.sharenet.co.za/feeds/share_performance/sens_display.php?user=sibanye&key=meeinr&year=2015&link=20150205145100@23

FINANCIAL REVIEW OF THE GROUP
4 | Sibanye Gold Operating and Financial Report 2014
For the six months ended 31 December 2014 compared with the six months ended
31 December 2013
The financial results for the six months ended 31 December 2014 include combined production and costs from the Cooke
operations acquired in the June 2014 quarter, and Beatrix,
Driefontein and Kloof.
Revenue
Revenue is driven by the rand gold price and the level of gold produced and sold during the year.
Revenue increased by 18% to R11,952 million (US$1,093 million)
for the six months ended 31 December 2014 from
R10,116 million (US$1,007 million) for the comparable period in
2013. This was primarily due to a 13% increase in gold
production from 24,061kg (773,600oz) to 27,289kg (877,400oz).
On a like-for-like basis, excluding the contribution from Cooke, gold production was marginally lower period-on-period at
23,627kg (759,600oz), due to operational disruptions linked to intermittent power supply and lower yields at Driefontein.
The average rand gold price was 4% higher at R437,979/kg
compared with R420,423/kg, despite a 4% decline in the
average dollar gold price from US$1,301/oz to US$1,243/oz.
Signs of an economic recovery in the United States of America and lower commodity prices contributed to the rand
depreciating 9% from R10.05/US$ to R10.96/US$.
Cost of sales
Operating costs
The increase in Group operating costs from R6,124 million
(US$608 million) to R7,971 million (US$729 million) was primarily due to the incorporation of the Cooke operations and higher
underground production from Kloof, as well as reflecting the annual wage increase and higher electricity costs. Cooke
added R1,452 million (US$134 million) to costs for the six months ended 31 December 2014. Despite the increase in absolute
costs, the unit cost per ton milled decreased by 10% from
R852/ton to R763/ton. Good cost control at Beatrix, Driefontein and Kloof is evident in the marginal year-on-year increase in costs to R866/ton at these operations.
Revenue from uranium sales will be credited to costs once sold, however, there were no sales during 2014.
Total cash cost and All-in cost was in line with forecast, at
R298,520/kg (US$847/oz) and R382,550/kg (US$1,086/oz)
respectively.
Amortisation and depreciation
Group amortisation and depreciation increased by 3% to
R1,767 million (US$162 million). This increase was as a result of the incorporation of Cooke, which added R277
million
(US$26 million) for the six months ended 31 December 2014. This increase was mostly offset by lower amortisation and
depreciation from Driefontein as a result of the increase in declared gold Mineral Reserves early in 2014. Amortisation is calculated over the operating life and a units of production method is applied.
Operating margin
The Group operating margin decreased to 33% from 39%. The
margin excluding Cooke was 37%.
Finance expenses
Finance expenses increased by 28% to R240 million
(US$22 million) for the six months ended 31 December 2014,
primarily due to a R44 million (US$4 million) increase in the environmental rehabilitation obligation accretion expense
and interest on the Burnstone debt of R39 million (US$4 million)
partially offset by a decrease in interest paid following a
reduction in gross debt.
Share of results of associates
The loss from share of results of associates for the six months ended 31 December 2014 of R322 million (US$30 million) was
primarily due to additional share of losses of R330 million
(US$30 million) relating to Sibanye’s 33.1% interest in Rand
Refinery Proprietary Limited (“Rand Refinery”).
Following the adoption of a new Enterprise Resource Planning
(“ERP”) system in 2013, Rand Refinery has been unable to
reconcile its actual gold inventory against its accounting
records. Despite various internal projects undertaken and
external reviews by experts, the root cause of the imbalance has not yet been identified. The interim conclusion that Rand
Refinery’s management has reached is that the imbalance
arises from an unaccounted processing inefficiency.
On 18 December 2014, Rand Refinery drew down under the
terms of the shareholder loan, with Sibanye’s proportional
share being R385 million (US$33 million).
For additional information of Sibanye’s investment in Rand
Refinery and the loss, refer to note 2 on page 12 of this report.
Share-based payments
Share-based payments increased by 10% to R210 million
(US$19 million) for the six months ended 31 December 2014. This was mainly due to the fair value of each option granted under the scheme increasing due to the appreciation in Sibanye’s
share price between the allocation and vesting dates.
The share-based payment expense for the six months ended
31 December 2014 predominantly relates to R129 million
(US$12 million) (31 December 2013: R92 million (US$10 million))
of cash-settled share options (granted under the “Phantom
Share Scheme”) and R81 million (US$7 million) (31 December
2013: R99 million (US$9 million)) of equity-settled share options
(granted under the Sibanye and Gold Fields Limited Share
Plans).
Gain or loss on financial instruments
The cash-settled share options are valued at each reporting
period based on the fair value of the instrument at that
reporting date. The difference between the reporting date fair value and the initial recognition fair value of these cash-settled share options is included in the gain/(loss) on financial
instruments in the income statement.
The net gain on financial instruments for the six months ended
31 December 2014 was R70 million (US$7 million) compared
with a loss in the six months ended 31 December 2013 of
R18 million (US$2 million). This consists of a fair value gain of R51 million (US$5 million) (31 December 2013: loss of R33 million
(US3 million)) related to the Phantom Share Scheme options, a fair value gain of R3 million (US$nil million) (31 December 2013:
Rnil (US$nil)) on investments under the environmental
rehabilitation obligation funds and a gain of R16 million
(US$2 million) (31 December 2013: R15 million (US$1 million))
relating to the financial guarantee liability.
Non-recurring items
Impairment
During the six months ended 31 December 2014 a decision was
taken to impair the Python processing plant at Kloof by
R156
million (US$14 million). The Python plant was
decommissioned in July 2014 due to process design flaws.

Sibanye Gold Operating and Financial Report 2014 | 5
Reversal of impairment
During the six months ended 30 June 2013, the Beatrix West
Section was impaired following a fire impacting its future
commercial viability.
During the second half of the year Beatrix West underwent a
restructuring process and has subsequently returned to
profitability. As a result a decision was taken to reverse the impairment by R474 million (US$44 million).
Restructuring costs
Significant restructuring during the year ended
31 December 2013 had resulted in R439 million (US$46 million)
additional costs, of which R96 million
(US$8 million) was
accounted for in the six months ended 31 December 2013. For
the six months ended 31 December 2014 restructuring costs of
R54 million (US$5 million) were incurred at Cooke, and for
voluntary separation packages at Driefontein and Corporate
Services.
Transaction costs
The transaction costs incurred during the period mainly relate to the finalisation of the Burnstone acquisition.
Mining and income taxation
Mining and income taxation increased to R494 million
(US$45 million) from R182 million (US$19 million) for the six months ended 31 December 2013. Current taxation decreased
by R94 million (US$14 million) to R445 million (US$41 million) due to the decrease in taxable profit. The Python plant impairment and reversal of the Beatrix West Section impairment resulted in a deferred taxation charge of R72 million (US$7 million),
increasing the total taxation charge year-on-year. The change in the estimated long-term deferred tax rate at which the
temporary differences reverse amounted to a tax credit of
R214 million (US$22 million) during the six months ended
31 December 2013.
Cash flow analysis
Sibanye defines free cash flow as cash from operating activities before dividends, less additions to property, plant and
equipment.
Free cash flow of R96 million (US$7 million) was lower than for the six months ended 31 December 2013. This was largely due
to the R317 million (US$25 million) increase in investment in working capital, R766 million (US$65 million) increase in royalties and taxation paid, and R442 million (US$29 million) increase in capital expenditure. The increase in tax and royalties was due to year end payments of R594 million (US$55 million), which fell in the December quarter.
Sibanye raised and repaid R1,624 million (US$150 million) and
R1,391 million (US$128 million), respectively of debt during the period.
Capital expenditure
Capital expenditure increased by 30% to R1,905 million
(US$174
million) from R1,463 million (US$145 million). This
increase was due to the incorporation of Cooke, which
accounted for R200 million (US$19 million), R72 million
(US$7 million) on infrastructure and pre-development at the
Burnstone project, and R90 million (US$8 million) on unplanned ore reserve development (“ORD”) due to the resumption of
development at the Beatrix West Section. The balance was
mainly due to the carbon-in-leach (“CIL”) tank upgrade at the
Driefontein processing plant, which amounted to R92 million
(US$8 million).
Acquisitions
The acquisition of Burnstone was completed during the period.
The total consideration for Burnstone was R77 million
(US$7 million) compared with the fair value of assets acquired and liabilities assumed of R77 million (US$7 million).
Dividend declaration
Sibanye’s policy is to return between 25% and 35% of
normalised earnings as a dividend to shareholders. Sibanye
defines normalised earnings as basic earnings excluding gains and losses on foreign exchange and financial instruments, non-
recurring items and its share of result of associates, after taxation. The Board may also consider declaring a special
dividend after due consideration of the Group’s cash position and future requirements.
The Board approved a Final dividend (number 2) of 62 SA cents per share (gross) in respect of the six months ended
31 December 2014. The full year dividend of 112 SA cents per share is above the range defined by Sibanye’s dividend policy and reflects the Board’s confidence in the outlook for the
Group.
The final dividend is subject to the Dividends Withholding Tax.
In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional
information is disclosed:
The dividend has been declared out of income reserves;
The local Dividends Withholding Tax rate is 15% (fifteen per centum);
The gross local dividend amount is 62 SA cents per ordinary
share for shareholders exempt from the Dividend
Withholding Tax;
The Company has no STC credits available and the
Dividend Withholding Tax of 15% will be applicable to this
dividend;
The net local dividend amount is 52.7000 SA cents (85%
of 62 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax;
Sibanye currently has 898,840,196 ordinary shares in issue;
Sibanye’s income tax reference number is 9431 292 151;
and
Sibanye’s Auditors are KPMG Inc. and the individual auditor
is Jacques Erasmus.
Shareholders are advised of the following dates in respect of the final dividend:
Final dividend number 2: 62 SA cents per share
Last date to trade cum dividend: Friday, 13 March 2015
Sterling and US dollar conversion date: Monday, 16 March
2015
Shares commence trading ex-dividend: Monday, 16 March
2015
Record date: Friday, 20 March 2015
Payment of dividend: Monday, 23 March 2015
Please note that share certificates may not be dematerialised or rematerialised between Monday, 16 March 2015, and
Friday, 20 March 2015, both dates inclusive.

SALIENT FEATURES AND COST BENCHMARKS
6 | Sibanye Gold Operating and Financial Report 2014
Salient features and cost benchmarks for the six months ended 31 December 2014,
30 June 2014 and 31 December 2013
Total Driefontein
Kloof
Beatrix
Cooke
#
Group
Under-
ground
Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Tons milled/treated
000’ton
Dec 2014
10,452
4,532
5,920
1,353
1,522
1,034
1,115
1,375
916
770
2,367
Jun
2014
7,783
3,412
4,371
1,144
1,345
949
1,555
1,196
1,059
123
412
Dec
2013
7,188
3,692
3,496
1,347
1,433
959
1,267
1,386
796
-
-
Yield g/t
Dec 2014
2.61
5.53
0.37
6.38
0.47
7.93
0.57
3.70
0.39
4.10
0.21
Jun
2014
2.85
5.93
0.44
6.73
0.51
7.86
00.48
3.78
0.37
4.54
0.20
Dec
2013
3.35
6.01
0.53
7.04
0.60
7.76
0.56
3.80
0.37
-
-
Gold produced/sold
kg
Dec 2014
27,289
25,074
2,215
8,634
719
8,195
636
5,085
358
3,160
502
Jun
2014
22,143
20,230
1,913
7,695
687
7,458
749
4,518
393
559
84
Dec
2013
24,061
22,195
1,866
9,485
858
7,446
713
5,264
295
-
-
000’oz
Dec 2014
877.4
806.2
71.2
277.6
23.1
263.5
20.5
163.5
11.5
101.6
16.1
Jun
2014
711.9
650.4
61.5
247.4
22.1
239.8
24.1
145.3 1
12.6
18.0
2.7
Dec
2013
773.6
713.6
60.0
304.9
27.6
239.4
22.9
169.3
9.5
-
-
Gold price received
R/kg
Dec 2014
437,979
438,490
437,969
437,571
437,329
Jun
2014
443,865
444,798
442,927
444,838
436,236
Dec
2013
420,423
420,719
419,966
420,543
-
US$/oz
Dec 2014
1,243
1,244
1,243
1,242
1,241
Jun
2014
1,293
1,295
1,290
1,296
1,270
Dec
2013
1,301
1,302
1,300
1,302
-
Operating cost
R/ton
Dec 2014
763
1,601
121
1,688
169
2,096
171
1,125
79
1,634
82
Jun
2014
815
1,693
129
1,873
169
2,023
144
1,258
75
1,683
83
Dec
2013
852
1,527
139
1,663
162
1,992
141
1,073
92
-
-
Operating margin
%
Dec 2014
33
34
30
40
20
40
32
30
55
7
24
Jun
2014
35
36
33
37
26
42
32
25
55
15
7
Dec
2013
39
40
38
44
36
39
40
33
41
-
-
Total cash cost
R/kg
Dec 2014
298,520
279,066
274,567
303,656
398,334
Jun
2014
291,212
287,664
267,747
325,229
377,138
Dec
2013
259,919
247,336
261,086
281,615
-
US$/oz
Dec 2014
847
792
779
862
1,130
Jun
2014
848
838
780
947
1,098
Dec
2013
804
765
808
872
-
All-in sustaining cost
R/kg
Dec 2014
376,687
355,223
359,676
370,733
448,252
Jun
2014
367,322
359,687
345,035
384,158
430,793
Dec
2013
336,848
312,472
351,195
338,586
-
US$/oz
Dec 2014
1,069
1,008
1,021
1,052
1,272
Jun
2014
1,070
1,048
1,005
1,119
1,255
Dec
2013
1,043
967
1,087
1,048
-
All-in cost
R/kg
Dec 2014
382,550
355,223
359,676
372,460
446,357
Jun
2014
367,601
359,687
345,035
384,158
430,793
Dec
2013
336,848
312,472
351,195
338,586
-
US$/oz
Dec 2014
1,086
1,008
1,021
1,057
1,323
Jun
2014
1,071
1,048
1,005
1,119
1,255
Dec
2013
1,043
967
1,087
1,048
-
All-in cost margin
%
Dec 2014
13
19
18
15
(7)
Jun
2014
17
19
22
14
2
Dec
2013
20
26
16
19
-
Total capital expenditure*
R’mil
Dec 2014
1,905.1
631.0
679.6
311.9
200.3
Jun
2014
1,345.7
517.9
555.9
236.1
29.6
Dec 2013
1,462.9
560.3
654.4
227.6
-
US$’mil
Dec 2014
174.5
57.7
62.1
28.5
18.5
Jun 2014
126.0
48.5
52.1
22.1
2.8
Dec
2013
145.0
56.0
64.8
22.1
-
Average exchange rates for the six months ended 31 December 2014, 30 June 2014 and 31 December 2013 were R10.96/US$, R10.68/US$ and R10.05/US$ respectively.
Figures may not add as they are rounded independently.
* Included in total Group capital expenditure is Corporate expenditure of R82.3 million (US$7.6 million), R6.2 million (US$0.6 million) and R20.6 million (US$2.1 milion), for the six months ended 31 December 2014, 30 June 2014 and 31 December 2013 respectively. Included in Corporate capital expenditure for the six months to December 2014 is
R71.6 milion (US$6.6 milion) relating to pre-development expenditure at our Burnstone mine.
#
Cooke’s results are included from acquisition, resulting in only one month’s results included for the six months ended 30 June 2014.

REVIEW OF OPERATIONS
7 | Sibanye Gold Operating and Financial Report 2014
Six months ended 31 December 2014 compared with the six months ended 31 December 2013 (except for the Cooke operations which compare successive quarters)
Underground operations
Driefontein
Gold production of 8,634kg (277,600oz) was 9% lower than for the comparable period in 2013. This was primarily due to the average on-reef yield decreasing to 6.4g/t from 7.0g/t. Ore
milled was marginally higher at 1,353,000 tons.
Main development increased by 4% to 9,429 metres and on-
reef development of 2,197 metres was 21% higher than the last six months of 2013.
Operating costs increased by 2% to R2,285 million
(US$209 million), in line with the increase in volumes mined, as well as the increase in on-reef development. Cost saving
initiatives, including a further reduction in employees, largely offset the inflationary impact of the annual wage increases
and increased electricity tariffs.
Operating profit decreased by 14% to R1,497 million (US$137 million) as a result of the lower production and the increase in costs. The operating margin decreased to 40% from 44% for the comparative period in 2013.
Capital expenditure decreased by 7% to R519 million
(US$47 million), largely due to a decrease in ORD capitalised.
Capital was predominantly spent on ORD, stabilisation of the shaft barrel at Ya Rona shaft and development at Hlanganani
shaft.
Kloof
Gold production increased by 10% to 8,195kg (263,500oz) due to an improvement in volumes mined and an improvement in grade.
Ore milled increased by 8% to 1,034,000 tons and the average yield increased by 2% to 7.9g/t due to improved recoveries.
Unit cost per ton milled increased by 5% to R2,096/ton.
Main development increased by 2% to 9,693 metres mostly due
to a planned ramp-up at 8 shaft. To improve flexibility on-reef development increased by 13% to 2,064 metres.
Operating costs increased by 13% to R2,167 million (US$198 million), driven by an increase in stoping and development volumes and increases in wages and electricity tariffs.
Operating profit, increased by 17% to R1,419 million (US$129 million). The operating margin increased marginally to 40%.
Capital expenditure increased by 10% to R670 million (US$61 million) largely due to the relative increase in on-reef development. Capital was predominantly spent on ORD, safety related system upgrades, cable replacement for Thuthukani shaft and winder upgrades.
Beatrix
Gold production decreased by 3% to 5,085kg (163,500oz). This was primarily due to safety related stoppages which resulted in a shortfall in reef tons from underground sources. This contributed to a 5% unit cost increase to R1,125/ton.
To improve flexibility, on-reef development increased across all the sections by 38% to 3,328 metres. Total development at
11,494 metres increased by 14% due to an increase in
development on the West Section. The average development
value increased to 1,070cm.g/t from 914cm.g/t.
Operating costs increased by 4% to R1,548 million (US$141 million) due to the annual wage increase, the annual electricity increase and the increased development, partly offset by an increase in capitalised ORD.
Operating profit decreased by 7% to R674 million (US$62 million)
as a result of the lower gold production and increase in operating costs, partly offset by the higher gold price received. The operating margin decreased from 33% to 30% for the six months ended 31 December 2014.
Capital expenditure increased 38% to R308 million(US$28 million) due to the resumption of ORD at Beatrix West
Section.
Cooke
Gold produced was 3,160kg (101,600/oz) for the six months
ended 31 December 2014, with a 17% improvement quarter-
on-quarter. Despite the increase, production was slightly below the planned build up due to production disruptions at Cooke
4, which was affected by a seismic event in the shaft pillar, and at Cooke 3, production was affected by a fatality and resultant
Section 54 work stoppage.
Ore milled also showed a positive trend increasing by 3% quarter-on-quarter to 391,000 tons. The yield increased by 16% to 4.4g/t.
Uranium production which is still in a build-up phase, was
30,886kg (68,909lbs) for the quarter. Importantly, the unit cost continues to decrease with an increase in throughput, with the average production cost of US$24/lb having been achieved in
the last quarter.
Main development increased by 23% for the December
quarter to 4,540 metres and on-reef development by 17% to
1,950 metres. The average development value decreased by
1% to 533cm.g/t due to a relative increase in development in the uranium by-product areas.
Unit operating costs at R1,602/ton will continue to decline
during the build up to full production by mid-2015.
Capital expenditure of R85 million (US$8 million) was similar to the previous quarter with the majority expended on ORD and
the backfill project at Cooke 2 shaft.
Surface operations
Driefontein
Gold production decreased by 16% to 719kg (23,100oz). This decrease was mainly as a result of a decline in the average yield due to depletion of higher grade surface sources and short-term metallurgical issues, which impacted on recoveries. Surface ore processed increased by 6% to 1,522,000 tons.
Operating cost was 11% higher at R257 million (US$24 million), mainly due to increased surface ore handling costs, and
above inflation increases in electricity and lime costs, while unit costs were only 4% higher at R169/ton as a result of the
increased throughput.
Capital expenditure of R112 million (US$10 million) was largely spent on the carbon-in-leach circuit installation, which was commissioned at Driefontein number 2 plant in December 2014.

8 | Sibanye Gold Operating and Financial Report 2014
Kloof
Gold production decreased by 11% to 636kg (20,500oz) due to
the decision to cease operation of the Python processing plant in July 2014. Surface ore processed decreased by 12% to
1,115,000 tons as a result, while the yield was flat at 0.57g/t.
Operating costs increased by 7% to R191 million (US$17 million)
and unit costs increased 21% to R171/ton due to lower volumes processed, and higher electricity and surface ore handling
costs.
Beatrix
Gold production from surface operations increased by 22% to
358kg (11,500oz) due to higher volumes processed from
surface sources, which replaced production lost from
underground due to safety related stoppages. As a result,
throughput increased by 15% to 916,000 tons. The yield
increased slightly to 0.39/g/t from 0.37g/t.
Operating costs decreased by 1% to R72 million (US$7 million)
due to improved ore transport efficiencies; by establishing
shorter rock transport routes at both plants. As a result of these improvements, milling costs from surface operations were 14%
lower at R79/ton.
Capital expenditure of R4 million was similar to the six months ended 31 December 2013.
Cooke
Production throughput at the Cooke plant continued to
improve throughout the year from the commissioning of the
Cooke optimisation project in the first quarter of 2014. Tons processed in the final two quarters of 2014 averaged the
design throughout with 1,287,000 tons processed in the
December quarter. Gold produced increased to 266kg in the
December quarter from 236kg in the September quarter.
Yields were marginally lower than planned at 0.21g/t due to
lower than planned head grades, and lower recoveries owing
to a metallurgically complex feed from the Millsite dump 20
resource.
Unit operating cost by year end had reduced to around
R80/ton.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
9 | Sibanye Gold Operating and Financial Report 2014
Condensed consolidated income statement
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Year ended
Six month periods ended
Six month periods ended
Year ended
Audited
December
2013
Reviewed
December
2014
December
2013
Reviewed
June
2014
December
2014
Notes
December
2014
Reviewed
June
2014
December
2013
Reviewed
December
2014
Audited
December
2013
2,013.7
2,013.0
1,006.6
920.3
1.092.7
Revenue
11,952.0
9,828.5
10,115.8
21,780.5
19,331.2
(1,247.2)
(1,322.7)
(607.9)
(593.7)
(729.0)
Operating costs
(7,971.0)
(6,340.4)
(6,123.8)
(14,311.4)
(11,973.3)
766.5
690.3
398.7
326.6
363.7
Operating profit
3,981.0
3,488.1
3,992.0
7,469.1
7,357.9
(323.3)
(300.8)
(171.5)
(139.3)
(161.5)
Amortisation and depreciation
(1,766.5)
(1,488.2)
(1,715.1)
(3,254.7)
(3,103.9)
443.2
389.5
227.2
187.3
202.2
Net operating
profit
2,214.5
1,999.9
2,276.9
4,214.4
4,254.0
16.7
16.9
10.4
8.3
8.6
Investment income
94.5
88.7
102.5
183.2
160.3
(43.8)
(37.0)
(18.4)
(15.0)
(22.0)
Finance expenses
(240.1)
(159.9)
(187.2)
(400.0)
(420.3)
(10.0)
(8.7)
(3.4)
(2.8)
(5.9)
Net other costs
(64.2)
(29.8)
(35.3)
(94.0)
(95.6)
-
(1.4)
-
-
(1.4)
Exploration and feasibility costs
(15.1)
-
-
(15.1)
-
5.4
(43.5)
1.7
(14.0)
(29.5)
Share of results of associates after tax
(321.6)
(149.1)
17.2
(470.7)
51.5
(31.9)
(38.6)
(19.3)
(19.5)
(19.1)
Share-based payments
(209.7)
(208.2)
(190.9)
(417.9)
(305.8)
(0.5)
(10.0)
(2.0)
(16.6)
6.6
Gain/(loss) on financial instruments
70.1
(177.8)
(18.0)
(107.7)
(4.6)
6.7
(5.9)
4.4
0.6
(6.5)
(Loss)/gain on foreign exchange
differences
(68.5)
5.2
3.4
(63.3)
24.0
385.8
261.3
200.6
128.3
133.0
Profit before non-recurring items
1,459.9
1,369.0
1,968.6
2,828.9
3,663.5
0.6
0.9
0.6
-
0.9
Profit on disposal of property, plant and
equipment
9.3
0.2
5.1
9.5
5.5
(89.7)
(25.4)
-
(11.3)
(14.1)
Impairments
3
(155.5)
(119.6)
-
(275.1)
(821.0)
-
43.8
-
-
43.8
Reversal of impairment
4
474.1
-
-
474.1
-
(3.1)
-
(3.1)
-
-
Loss on loss of control of subsidiary
-
-
(30.2)
-
(30.2)
(45.8)
(14.8)
(8.3)
(9.9)
(4.9)
Restructuring costs
(54.3)
(106.0)
(96.4)
(160.3)
(439.4)
(1.0)
(10.3)
(1.0)
(7.6)
(2.7)
Transaction costs
(30.1)
(81.5)
(9.3)
(111.6)
(9.3)
246.8
255.5
188.8
99.5
156.0
Profit before royalties and taxation
1,703.4
1,062.1
1,837.8
2,765.5
2,369.1
(43.2)
(39.8)
(24.9)
(18.3)
(21.5)
Royalties
(235.3)
(195.2)
(247.5)
(430.5)
(414.6)
203.6
215.7
163.9
81.2
134.5
Profit before taxation
1,468.1
866.9
1,590.3
2,335.0
1,954.5
(26.7)
(76.5)
(18.5)
(31.3)
(45.2)
Mining and income taxation
(493.9)
(334.2)
(181.6)
(828.1)
(256.2)
(84.4)
(81.3)
(54.8)
(40.6)
(40.7)
- Current taxation
(445.2)
(434.0)
(539.0)
(879.2)
(809.8)
57.7
4.8
36.3
9.3
(4.5)
- Deferred taxation
(48.7)
99.8
357.4
51.1
553.6
176.9
139.2
145.4
49.9
89.3
Profit for the period
974.2
532.7
1,408.7
1,506.9
1,698.3
Attributable to:
176.3
143.3
144.8
49.9
93.4
- Owners of Sibanye Gold
1,018.8
532.7
1,402.4
1,551.5
1,692.4
0.6
(4.1)
0.6
-
(4.1)
- Non-controlling interests
(44.6)
-
6.3
(44.6)
5.9
Earnings per ordinary share (cents)
27
17
20
6
10
Basic earnings per share
113
69
191
186
260
27
17
19
6
10
Diluted earnings per share
111
67
187
182
255
650,621
835,936
734,367
772,679
898,520
Weighted average number of shares
(‘000)
898,520
772,679
734,367
835,936
650,621
664,288
854,727
748,034
792,209
914,809
Diluted weighted average number of
shares (‘000)
914,809
792,209
748,034
854,727
664,288
Headline earnings per ordinary share
(cents)
5
37
16
20
8
8
Headline earnings per share
85
84
195
170
355
37
15
20
8
8
Diluted headline earnings per share
84
82
191
166
348
650,621
835,936
734,367
772,679
898,520
Weighted average number of shares
(‘000)
898,520
772,679
734,367
835,936
650,621
664,288
854,727
748,034
792,209
914,809
Diluted weighted average number of
shares (‘000)
914,809
792,209
748,034
854,727
664,288
9.60
10.82
10.05
10.68
10.96
Average R/US$ rate
The condensed consolidated financial statements have been prepared by the corporate accounting staff of Sibanye Gold Limited headed by
Pieter Henning, Vice President Corporate Finance. This process was supervised by Charl Keyter, the Group’s Chief Financial Officer.

10 | Sibanye Gold Operating and Financial Report 2014
Condensed consolidated statement of comprehensive income
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Year ended
Six month periods ended
Six month periods ended
Year ended
Audited
December
2013
Reviewed
December
2014
December
2013
Reviewed
June
2014
December
2014
December
2014
Reviewed
June
2014
December
2013
Reviewed
December
2014
Audited
December
2013
176.9
139.2
145.4
49.9
89.3
Profit for the period
974.2
532.7
1,408.7
1,506.9
1,698.3
(111.0)
(148.4)
(23.2)
(30.9)
(117.5)
Other comprehensive income net of tax
-
-
-
-
-
(111.0)
(148.4)
(23.2)
(30.9)
(117.5)
Currency translation adjustments
-
-
-
-
-
65.9
(9.2)
122.2
19.0
(28.2)
Total comprehensive income
974.2
532.7
1,408.7
1,506.9
1,698.3
Total comprehensive income attributable to:
65.3
(1.5)
121.6
19.0
(20.5)
- Owners of Sibanye Gold
1,018.8
532.7
1,402.4
1,551.5
1,692.4
0.6
(7.7)
0.6
-
(7.7)
- Non-controlling interests
(44.6)
-
6.3
(44.6)
5.9
9.60
10.82
10.05
10.68
10.96
Average R/US$ rate
Condensed consolidated statement of financial position
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Audited
December
2013
Restated
June
2014
Reviewed
December
2014
Notes
Reviewed
December
2014
Restated
June
2014
Audited
December
2013
1,672.2
2,290.1
2,247.5
Non-current assets
25,981.4
24,229.2
17,289.9
1,465.3
2,001.7
1,964.0
Property, plant and equipment
22,704.0
21,177.4
15,151.0
-
69.6
63.7
Goodwill 6
736.7
736.7
-
26.6
0.6
6.0
Equity accounted investments
69.4
6.4
275.1
0.1
0.1
0.1
Investments
1.4
1.4
1.4
153.6
192.4
189.7
Environmental rehabilitation obligation funds
2,192.8
2,035.7
1,588.1
23.1
21.3
19.5
Financial guarantee asset
225.5
224.9
238.5
3.5
4.4
4.5
Deferred taxation
51.6
46.7
35.8
261.7
222.7
167.8
Current assets
1,940.5
2,356.4
2,705.0
18.1
27.0
28.3
Inventory
327.7
285.3
187.1
94.3
75.2
85.9
Trade and other receivables
992.8
795.9
973.8
5.0
5.0
4.9
Current portion of financial guarantee asset
57.1
53.2
51.7
-
1.7
-
Assets held for sale
-
18.3
-
144.3
113.8
48.7
Cash and cash equivalents
562.9
1,203.7
1,492.4
1,933.9
2,512.8
2,415.3
Total assets
27,921.9
26,585.6
19,994.9
911.4
1,359.2
1,296.3
Shareholders’ equity
14,985.9
14,380.8
9,423.4
675.1
738.2
810.2
Non-current liabilities
9,365.4
7,810.9
6,980.0
361.3
360.7
334.8
Deferred taxation
3,869.3
3,815.7
3,735.4
144.2
119.7
226.3
Borrowings 9
2,615.8
1,266.6
1,491.4
160.6
225.5
215.1
Environmental rehabilitation obligation
2,486.8
2,386.2
1,660.7
1.6
1.5
1.3
Post-retirement healthcare obligation
15.1
16.3
16.3
7.4
30.8
32.7
Share-based payment obligation
378.4
326.1
76.2
347.4
415.4
308.8
Current liabilities
3,570.6
4,393.9
3,591.5
200.5
279.2
234.8
Trade and other payables
2,714.6
2,953.6
2,073.0
20.0
18.5
17.0
Financial guarantee liability
197.0
195.7
206.6
74.2
56.3
7.3
Taxation and royalties payable
84.0
595.9
767.2
48.3
52.4
47.9
Current portion of borrowings
9
554.2
554.0
499.5
4.4
9.0
1.8
Current portion of share-based payment obligation
20.8
94.7
45.2
1,933.9
2,512.8
12,415.3
Total equity and liabilities
27,921.9
26,585.6
19,994.9
48.2
58.3
225.5
Net debt
2,607.1
616.9
498.5
10.34
0.58
11.56
Closing R/US$ rate

Sibanye Gold Operating and Financial Report 2014 | 11
Condensed consolidated statement of changes in equity
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Stated
capital
Other
Reserves
Accumu-
lated
loss
Non-
controlling
interest
Total
equity
Total
equity
Non-
controlling
interest
Accumu-
lated
loss
Other
Reserves
Stated
capital
-
767.6
(1 895.7)
(0.5)
(1,128.6)
Balance at 31 December 2012 (audited)
(9,672.7)
(4.6)
(12,098.0)
2,429.9
-
-
(111.0)
0.6
65.9
Total comprehensive income for the period
1,698.3
5.9 1,692.4 - -
-
-
176.3
176.3
0.6
176.9
Profit for the period
1,698.3
5.9
1,692.4
- -
- (111.0)
-
-
(111.0)
Other comprehensive income net of tax
-
- - -
-
1,955.3
-
-
-
1,955.3
Shares subscription
17,245.8
- - - 17,245.8
- -
(27.1)
-
(27.1)
Dividends paid
(271.9)
-
(271.9)
- -
-
22.2 -
-
22.2
Share-based payments
213.4
-
-
213.4
-
-
-
-
0.3
0.3
Transactions with non-controlling interests
3.0
3.0
- -
-
-
-
- (0.2)
(0.2)
Loss of control of subsidiary
(2.1)
(2.1)
-
-
-
- -
-
23.6
-
23.6
Transactions with shareholder
209.6
- 209.6 - -
1,955.3
678.8
(1,722.9)
0.2
911.4
Balance at 31 December 2013 (audited)
9,423.4
2.2
(10,467.9)
2,643.3
17,245.8
- (144.8) 143.3 (7.7)
(9.2)
Total comprehensive income for the period
1,506.9
(44.6)
1,551.5
- -
-
-
143.3 (4.1)
139.2
Profit for the period
1,506.9
(44.6)
1,551.5
- -
-
(144.8)
- (3.6)
(148.4)
Other comprehensive income net of tax
-
-
- - -
-
-
(93.6) -
(93.6)
Dividends paid
(1,005.2)
- (1,005.2) - -
-
16.2
- -
16.2
Share-based payments
175.8
-
-
175.8
-
433.3
-
-
-
433.3
Shares issued
4,488.8
- -
-
4,488.8
-
-
-
38.2
38.2
Acquisition of subsidiary with non-
controlling interest (refer to note 6)
396.2
396.2
-
-
-
- - 2.2
(2.2)
-
Transactions with non-controlling interests
-
(24.2) 24.2 - -
2,388.6
550.2
(1,671.0)
28.5
1,296.3
Balance at 31 December 2014 (reviewed)
14,985.9
329.6
(9,897.4)
2,819.1
21,734.6
Condensed consolidated statement of cash flows
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Year ended
Six month periods ended
Six month periods ended
Year ended
Audited
December
2013
Reviewed
December
2014
December
2013
Reviewed
June
2014
December
2014
December
2014
Reviewed
June
2014
December
2013
Reviewed
December
2014
Audited
December
2013
Cash flows from operating activities
716.7
654.5
390.4 306.1
348.4
Cash generated by operations
3,812.0
3,269.4
3,854.6
7,081.4
6,840.0
(0.3)
(0.2)
(0.2)
-
(0.2)
Post-retirement healthcare payments
(1.9)
(0.5) (2.1)
(2.4)
(2.7)
(0.4)
(15.4)
(0.4)
(5.9)
(9.5)
Cash-settled share-based payments paid
(103.1)
(63.5)
(3.9)
(166.6)
(3.9)
59.2
19.8
(19.2)
63.7
(43.9)
Change in working capital
(465.9)
680.4
(149.0)
214.5
568.7
775.2
658.7
370.6 363.9
294.8
Cash generated by operating activities
3,241.1
3,885.8
3,699.6
7,126.9
7,402.1
5.0
5.0
5.0 2.5
2.5
Guarantee fee received
26.4
27.2
47.0
53.6
47.0
6.6
6.3
3.9 3.5
2.8
Interest received
31.0
37.5
38.3
68.5
63.3
(34.0)
(17.9)
(13.2) (8.3)
(9.6)
Interest paid
(105.4)
(88.6)
(135.7)
(194.0)
(326.3)
(25.9)
(60.1)
(20.1) (23.7)
(36.4)
Royalties paid
(397.1)
(253.0)
(195.8)
(650.1)
(249.0)
(31.8)
(124.5)
(23.7) (51.7)
(72.8)
Taxation paid
(795.3)
(551.8)
(230.8)
(1,347.1)
(304.8)
(27.1)
(93.6)
(27.1) (52.0)
(41.6)
Dividends paid
(450.0)
(555.2)
(271.9)
(1,005.2)
(271.9)
668.0
373.9
295.4 234.2
139.7
Net cash flows from operating activities
1,550.7
2,501.9
2,950.7
4,052.6
6,360.4
Cash flows from investing activities
(302.2)
(300.4)
(145.0) (126.0)
((174.4)
Additions to property, plant and
equipment
(1,905.1)
(1,345.7) (1,462.9)
(3,250.8)
(2,901.5)
0.7
2.1
0.5 -
2.1
Proceeds on disposal of property, plant
and equipment Contributions to funds and payment of environmental rehabilitation obligation
22.4
0.2
5.2
22.6
6.9
(19.0)
(7.4)
(9.0)
-
(7.4)
(80.2)
-
(91.1)
(80.2)
(182.8)
-
(39.7)
-
(39.7)
-
Investment in subsidiary (refer to note 7)
-
(415.3) -
(415.3)
-
-
(22.8)
-
(15.6)
(7.2)
Loans granted to subsidiary prior to
acquisition (refer to note 6, 7 and 8)
(77.4)
(161.2)
-
(238.6)
-
-
3.7
- 3.6
0.1
Cash acquired on acquisition of
subsidiaries (refer to note 6 and 7)
0.7
37.4 -
38.1
-
-
(33.3)
- -
(33.3)
Loan advanced to equity-accounted
investee
(384.6)
-
-
(384.6)
-
0.6
-
0.6 -
-
Cash flow on loss of control of subsidiary
-
- 5.9
-
5.9
(319.9)
(397.8)
(152.9) (177.7)
(220.1)
Net cash flows from investing activities
(2,424.2)
(1,884.6) (1,542.9)
(4,308.8)
(3,071.5)
Cash flows from financing activities
1,955.3
-
-
-
Shares issued on unbundling
-
-
-
-
17,245.8
(1,025.0)
(212.3)
(386.7)
(84.8)
(127.5)
Loans repaid
(1,390.9)
(906.0)
(4,000.0)
(2,296.9)
(9,840.0)
793.8
150.1
179.5
-
150.1
Loans raised
1,623.6
-
2,000.0
1,623.6
7,620.0
(1,939.7)
-
-
-
-
Related party loans repaid
-
-
-
-
(17,108.0)
(0.9)
-
(0.9)
-
-
Financing costs capitalised
-
-
(9.1)
-
(9.1)
0.3
-
0.3
-
-
Shares issued to non-controlling interest
-
- 3.0
-
3.0
(216.2)
(62.2)
(207.8)
(84.8)
22.6
Net cash flows from financing activities
232.7
(906.0)
(2,006.1)
(673.3)
(2,088.3)
131.9
(86.1)
(65.3)
(28.3)
(57.8)
Net cash
(utilised)/generated
(640.8)
(288.7)
(598.3)
(929.5)
1,200.6
(21.6)
(9.5)
3.6
(2.2)
(7.3)
Effect of exchange rate fluctuations on
cash held
-
-
-
-
-
34.0
144.3
206.0
144.3
113.8
Cash and cash equivalents at beginning
of period
1,203.7
1,492.4
2,090.7
1,492.4
291.8
144.3
48.7
144.3
113.8
48.7
Cash and cash equivalents at end of
period
562.9
1,203.7
1,492.4
562.9
1,492.4
9.60
10.82
10.05
10.68
10.96
Average R/US$ rate
10.34
11.56
10.34 10.58
11.56
Closing R/US$ rate
.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
12 | Sibanye Gold Operating and Financial Report 2014
1.
Basis of accounting and preparation
The condensed consolidated preliminary financial information for the six months and year ended 31 December 2014 has been prepared and presented in accordance with the requirements of the JSE Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (“IFRS”) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required byIAS 34 Interim Financial Reporting. The accounting policies used in the preparation of the condensed consolidated preliminary financial statements are in terms of IFRS and are consistent with those applied in the preparation of the audited consolidated financial statements of Sibanye (“the Group”) for the year ended 31 December 2013, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board. The newly adopted standards did not materially impact theGroup’s financial results, other than disclosures.
The consolidated statement of financial position as at 30 June 2014 has been restated to reflect the adjustment of the initial accounting in respect of the Cooke Operations acquired on 15 May 2014. Adjustments were made to the provisional calculation of the fair values resulting in an increase of R141.6 million in the fair value of identifiable net assets acquired, an increase of R34.1 million in the non-controlling interest in the recognised amounts of the assets and liabilities of the Cooke operations, and a decrease of R107.5 million in the reported value of goodwill. The adjustment had no effect on the consolidated income statement and statements of other comprehensive income and cash flows. The impact of these adjustments is presented in note 6.
The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2013 have not been reviewed and were prepared by deducting the reviewed condensed consolidated financial statements for the six months ended 30 June 2013 from the audited complete consolidated financial statements for the year ended 31 December 2013. The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2014 have not been reviewed and were prepared by deducting the reviewed condensed consolidated financial statements for the six months ended 30 June 2014 from the reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2014.
The translation of the Group financial statements into US Dollar is based on the average exchange rate for the period for the income statement and statement of cash flows and the period-end closing exchange rate for the statement of financial position items. Exchange differences on translation are accounted for in the statement of comprehensive income. This information is provided assupplementary information only.
2.
Rand Refinery
Sibanye has a 33.1% interest in Rand Refinery Proprietary Limited (“Rand Refinery”) which is accounted for using the equity method.
As disclosed in Sibanye’s financial statements for the year ended 31 December 2013 in April 2013, Rand Refinery implemented a new Enterprise Resource Planning (“ERP”) system; the customisation of this software was problematic with the result that Rand Refinery was not able to fully reconcile certain accounts at 30 September 2013 being Rand Refinery’s year end. More specifically an imbalancewas detected between physical gold and silver on hand (physical inventory) and what Rand Refinery owed its depositors and bullionbankers (ownership) per the metallurgical trial balance. The uncertainty around the true inventory position prevented Rand Refinery from finalising its annual financial statements for the year ended 30 September 2013 by the time that Sibanye finalised its financial results for the year ended 31 December 2013. Accordingly, Sibanye’s estimated share of results of Rand Refinery for the year ended 31 December 2013 was based on Rand Refinery’s unaudited management accounts. As further disclosed the maximum share of the potential adjustment from the unaudited management accounts would be limited to the carrying value of the investment of R270.1 million.
Rand Refinery’s investigations to determine the root cause of the imbalance continued throughout of the 2014 calendar year and are still ongoing.
Based on information available at 30 June 2014, the gold imbalance was estimated at 87,000oz. Based on its detailed discussions and due diligence Sibanye estimated a 50% probability that the gold imbalance was not recoverable. Sibanye’s share of this loss adjustment was R196.4 million. This amount was partly offset by Sibanye’s R45.9 million share of Rand Refinery’s profits for the six month period, resulting in an estimated net loss share of R150.5 million which was recognised in Sibanye’s profit and loss for the six months ended 30 June 2014. At 30 June 2014, the continued uncertainty relating to the imbalance and discussions regarding the establishment of an irrevocable subordinated shareholder loan were an indicator of impairment. As Sibanye’s proportional share ofthe proposed shareholder loan exceeded the carrying value of the investment at 30 June 2014, the remaining carrying value of theinvestment in Rand Refinery was fully impaired and accordingly an impairment loss of R119.6 million was recognised.
On 23 July 2014 following discussion with the bullion bankers, AngloGold Ashanti Limited (42.4% shareholding), Sibanye, Harmony Gold Mining Company Limited (11.3% shareholding) and Gold Fields Operations Limited (2.8% shareholding) (together, the “Financing Shareholders”) collectively agreed to offer financial support to Rand Refinery in the form of an irrevocable subordinated loan of up to R1.2 billion (the “Facility”). Under the terms of this agreement Rand Refinery could only draw on the Facility when there wasconfirmation that an actual imbalance exists. Sibanye’s proportional share of the Facility amounted to R448.8 million.
On 18 December 2014, Rand Refinery drew down R1.029 billion under the Facility, with Sibanye’s proportional share of the Facility being R384.6 million. Any amounts drawn under the Facility are repayable within two years from the first draw down date. If the loan is not repaid within the two years, it will automatically convert into equity in Rand Refinery. Interest under the Facility will be at Jibar plus a margin of 3.5%. Sibanye has subordinated all claims it might have against Rand Refinery as part of the Facility agreement.
On 19 December 2014, Rand Refinery issued its audited annual financial statements for the years ended 30 September 2013 and 30 September 2014 which indicated a total loss of 71,000oz relating to the imbalance. The financial statements stated that despite various internal projects undertaken and external reviews by experts, the root cause of the imbalance has not yet been identified. The interim conclusion that Rand Refinery’s management has reached, is that the imbalance is a processing inefficiency. Further

Sibanye Gold Operating and Financial Report 2014 | 13
initiatives are being introduced to continue to try to identify the root cause of the imbalance. Based on the latest information available, Sibanye prospectively reduced the carrying value of its investment in Rand Refinery by R329.5 million.
The carrying value of Rand Refinery remains an area of estimation and uncertainty, until the root cause of the imbalance is determined.
The equity-accounted investment in Rand Refinery movement for the period is as follows:
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
Year ended
December
2014
Reviewed
June
2014
December
2013
Reviewed
December
2014
Audited
December
2013
Balance at the beginning of the period
-
270.1
252.9
270.1
218.6
Share of results of Rand Refinery after tax
(329.5)
(150.5)
17.2
(480.0)
51.5
Impairment of investment in Rand Refinery
-
(119.6)
-
(119.6)
-
Loan to Rand Refinery
384.6
-
-
384.6
-
Balance at the end of the period
55.1
-
270.1
55.1
270.1
3.
Impairment
The impairment of R275.1 million for the year ended 31 December 2014 consists of R119.6 million relating to the impairment of the
Group’s investment in Rand Refinery (refer to note 2) and R155.5 million relating to the impairment of the Python plant at Kloof.
4.
Reversal of impairment at Beatrix West
During the six months ended 30 June 2013 the mining assets of Beatrix West Section were impaired by R821.0 million due to a fire during February 2013 which affected approximately 38% of the planned production area, impacting on the commercial viability of the Beatrix West Section. In addition management entered into a Section 189 consultation with affected stakeholders, agreeing that ore reserve development would largely be suspended and that the remaining ore reserves would be mined to completion.
Due to the positive results of the restructured Beatrix West Section it returned to profitability and as a result a decision was taken to reverse the impairment recorded during the six months ended 30 June 2013. This resulted in a R474.1 million (R360.3 million net of deferred taxation) reversal of impairment to the historical carrying value.
5.
Reconciliation of headline earnings with profit for the period
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
Year ended
December
2014
Reviewed
June
2014
December
2013
Reviewed
December
2014
Audited
December
2013
Profit attributable to owners of Sibanye Gold
1,018.8
532.7
1,402.4
1,551.5
1,692.4
Profit on disposal of property, plant and equipment
(9.3)
(0.2)
(5.1)
(9.5)
(5.5)
Impairment
155.5
119.6
-
275.1
821.0
Reversal of impairment
(474.1)
-
-
(474.1)
-
Loss on loss of control of subsidiary
-
-
30.2
-
30.2
Taxation effect of re-measurement items
74.4
0.1
1.4
74.5
(228.3)
Headline earnings
765.3
652.2
1,428.9
1,417.5
2,309.8
6.
Cooke acquisition
On 15 May 2014 all conditions precedent to the acquisition of Gold One’s 76% shareholding in, and the Gold One Group claims against, Newshelf 1114 Proprietary Limited (“Newshelf“) were fulfilled. Newshelf holds a 100% shareholding in Rand Uranium Proprietary
Limited and Ezulwini Mining Company Proprietary Limited, the activities of these companies include the Cooke Operations.
On completion of the Newshelf black economic empowerment structure, Sibanye will have a 74% interest in Newshelf. The current balance of 24% not owned by Sibanye forms part of the Newshelf black economic empowerment structure and is reflected as the non-controlling interest.
As consideration for the acquisition of the Cooke Operations, Sibanye issued 156,894,754 new Sibanye ordinary shares at R28.61, representing 17% of Sibanye's issued share capital, on a fully diluted basis to Gold One.
The acquisition is forecast to be earnings accretive, will increase Sibanye’s annual gold production, and enhance existing operational flexibility, by leveraging Sibanye’s existing assets in the West Wits region. The transaction will also facilitate the optimal development of the West Rand Tailings Retreatment Project, enhancing the return on investment from Sibanye’s surface processing facilities and reducing a future environmental liability.
For the month ended 30 June 2014, Cooke contributed revenue of R280.5 million and profit of R0.3 million to the Group’s results. For the six months ended 31 December 2014, Cooke contributed revenue of R1.6 billion and a loss of R188.1 million to the Group’s results.
At 30 June 2014 the purchase price allocation (“PPA”) was prepared on a provisional basis in accordance with IFRS 3 Business
Combinations (“IFRS 3”). If new information, obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the about amounts, or any additional provisions that existed at acquisition date, then the accounting for the acquisition will be revised.

14 | Sibanye Gold Operating and Financial Report 2014
Subsequently the Group received new information above amounts that existed at acquisition date and adjustments were made to the provisional calculation of the fair values resulting in an increase of R141.6 million in the fair value of identifiable net assets acquired, an increase of R34.1 million in the non-controlling interest in the recognised amounts of the assets and liabilities of Cooke, and a decrease of R107.5 million in the reported value of goodwill. Accordingly the PPA has been restated as permitted by IFRS 3.
Consideration transferred
The following table summarises the acquisition date fair value of each major class of consideration transferred:
Figures are in South African Rand millions unless otherwise stated
Revised
Equity instruments (156,894,754 ordinary shares)
4,488.8
Loans advanced pre-acquisition
161.2
Total consideration transferred
4,650.0
Acquisition related costs
The Group incurred acquisition related costs of R81.5 million on advisory and legal fees. These costs are recognised as “transaction costs” in profit and loss.
Identifiable assets acquired and liabilities assumed
The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:
Figures are in South African Rand millions unless otherwise stated
Revised
Property, plant and equipment
5,556.4
Environmental rehabilitation obligation funds
341.7
Inventories
77.6
Trade and other receivables
156.8
Cash and cash equivalents
31.8
Deferred taxation
(169.2)
Borrowings
(696.2)
Environmental rehabilitation obligation
(501.8)
Trade and other payables
(486.2)
Taxation and royalties payable
(1.4)
Total identifiable net assets acquired
4,309.5
Goodwill
Goodwill arising from the acquisition has been recognised as follows:
Figures are in South African Rand millions unless otherwise stated
Revised
Consideration transferred
4,650.0
Fair value of identifiable net assets
(4,309.5)
Non-controlling interest in their proportionate interest in the recognised amounts of the assets and liabilities of the Cooke operations
396.2
Goodwill
736.7
The allocation of goodwill has been provisionally allocated to the various cash generating units. None of the goodwill recognised is expected to be deducted for tax purposes.
7.
Witwatersrand Consolidated Gold Resources Limited acquisition
Sibanye announced on 11 December 2013 that it had offered to acquire the entire issued share capital of Witwatersrand
Consolidated Gold Resources Limited (“Wits Gold”) for a cash consideration of R11.55 per Wits Gold share. The transaction was subject to the fulfilment of various conditions precedent which were completed on 14 April 2014.
Sibanye was required to deposit the full Scheme Consideration into an escrow account to comply with regulations 111(4) and 111(5)
of the Companies Act Regulations, 2011. As at 31 December 2013, R410 million was held in the escrow account and formed part of the Group’s cash and cash equivalents balance as reported at 31 December 2013.
On 13 March 2014, at the Wits Gold shareholders meeting, the shareholders of Wits Gold approved the proposed transaction by voting in favour of the various resolutions to give effect to the transaction.
On 14 April 2014, Sibanye paid R400.5 million to the Wits Gold shareholders and obtained control (100%) of Wits Gold. Wits Gold is not a business as defined in IFRS and thus the acquisition is considered to be outside the scope of IFRS 3 Business Combinations. The acquisition was accounted for as an asset acquisition in which the consideration paid for the acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Transaction related expenses of R14.8 million have been capitalised.
The majority of the Wits Gold resources are adjacent to Beatrix and, through synergies with existing operations and infrastructure, will secure the long-term future of Beatrix.

Sibanye Gold Operating and Financial Report 2014 | 15
The consideration paid and the assets acquired and liabilities assumed at the acquisition date are as follows:
Figures are in South African Rand millions unless otherwise stated
Cash
415.3
Total consideration paid
415.3
Figures are in South African Rand millions unless otherwise stated
Property, plant and equipment
472.7
Trade and other receivables
1.7
Cash and cash equivalents
5.6
Borrowings
(40.0)
Trade and other payables
(24.7)
Total identified net assets acquired
415.3
8.
Burnstone acquisition
On 5 July 2013 Witwatersrand Consolidated Gold Resources Limited (“Wits Gold”) announced to its shareholders that it had submitted a final binding offer (“the Offer”) to Mr Peter van den Steen, the business rescue practitioner of Sibanye Gold Eastern Operations
Proprietary Limited (“SGEO”) (previously Southgold Exploration Proprietary Limited), to acquire SGEO, the sole owner of the Burnstone gold mine (“Burnstone”) located in South Africa’s Mpumalanga Province. The Offer was included in the business rescue plan that was approved by the creditors of SGEO on 11 July 2013.
All the outstanding conditions precedent were met on 1 July 2014, and Sibanye, through its subsidiary Wits Gold, took control (100%)
of Burnstone from this date, also the date on which SGEO came out of business rescue. Sibanye acquired all of the issued shares of
SGEO together with all shareholder and inter-group loans against SGEO for a purchase consideration of R100.00. Wits Gold was required to fund R77.4 million for the settlement of all outstanding creditors of SGEO. As at 30 June 2014 R82.1 million was held in escrow accounts and forms part of the Group’s cash and cash equivalents.
Wits Gold has to fund up to R950 million by means of a loan (“Wits Gold Loan”), over time, as working capital to support the production plan. The Wits Gold Loan will attract interest at the Johannesburg Interbank Agreed Rate (“JIBAR”) plus a margin of 4%.
The PPA has been prepared on a provisional basis in accordance with IFRS 3.
If new information, obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the about amounts, or any additional provisions that existed at acquisition date, then the accounting for the acquisition will be revised.
Consideration transferred
The following table summarises the acquisition date fair value of each major class of consideration transferred:
Figures are in South African Rand millions unless otherwise stated
Cash
-
Loans advanced pre-acquisition
77.4
Total consideration transferred
77.4
Identifiable assets acquired and liabilities assumed
The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:
Figures are in South African Rand millions unless otherwise stated
Property, plant and equipment
1,089.7
Environmental rehabilitation obligation funds
32.4
Inventories
0.4
Trade and other receivables
27.2
Cash and cash equivalents
0.7
Burnstone Debt
(1,007.6)
Environmental rehabilitation obligation
(42.2)
Trade and other payables
(23.2)
Total identifiable net assets acquired
77.4
Burnstone Debt
SGEO had bank debt of R1,883.9 million (US$178.1 million) (the “Burnstone Debt”) of which R1.9 million (US$0.2 million) was settled on
1 July 2014. The Burnstone Debt will be interest free at first and will attract interest at the London Interbank Offered Rate (“LIBOR”) plus a margin of 4% from 1 July 2017. The Burnstone Debt is fully secured against the assets of Burnstone and there is no recourse to the
Sibanye Group.

16 | Sibanye Gold Operating and Financial Report 2014
The first 50% of Burnstone’s free cash flow will be used to repay the Wits Gold Loan and the balance of 50% to repay US$7.8 million of the Burnstone Debt. On settlement of this US$7.8 million, 90% of Burnstone’s free cash flow will be used to repay the Wits Gold Loan and the balance of 10% to repay the Burnstone Debt. On settlement of the Wits Gold Loan and interest, Burnstone Debt will be repaid from 30% of Burnstone’s free cash flow and the balance will be paid to Wits Gold.
The Bank Lenders will continue to participate in 10% of Burnstone’s free cash flow after the Burnstone Debt has been repaid in full to a maximum amount of US$63.0 million under a revenue participation agreement.
9.
Borrowings
The Group’s borrowings movement during the period is as follows:
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
Year ended
December
2014
Reviewed
June
2014
December
2013
Reviewed
December
2014
Audited
December
2013
Balance at the beginning of the period
1,820.6
1,990.9
4,000.0
1,990.9
4,220.0
Borrowings acquired on acquisition of subsidiaries
1,007.6
736.2
-
1,743.8
-
Loans raised
1,623.6
-
2,000.0
1,623.6
7,620.0
- R4.5 billion Facilities
884.6
-
2,000.0
884.6
2,000.0
- Bridge Loan Facilities and other facilities
-
-
-
-
4,570.0
- Other committed and uncommitted facilities
739.0
-
-
739.0
1,050.0
Loans repaid
(1,390.9)
(906.0)
(4,000.0)
(2,296.9)
(9,840.0)
- Cooke borrowings
-
(616.0)
-
(616.0)
-
- Wits Gold borrowings
-
(40.0)
-
(40.0)
-
- Burnstone Debt
(1.9)
-
-
(1.9)
-
- R4.5 billion Facilities
(650.0)
(250.0)
-
(900.0)
-
- Bridge Loan Facilities and other facilities
-
-
4,000.0)
-
(4,570.0)
- Other committed and uncommitted facilities
(739.0)
-
-
(739.0)
(5,270.0)
Franco-Nevada settlement (non-cash)
(22.0)
(4.2)
-
(26.2)
-
Financing costs capitalised
-
-
(9.1)
-
(9.1)
Unwinding of loans recognised at amortised cost
43.3
-
-
43.3
-
Translation adjustment
87.8
3.7
-
91.5
-
Balance at the end of the period
3,170.0
1,820.6
1,990.9
3,170.0
1,990.9
Borrowings consist of:
- R4.5 billion Facilities
1,979.5
1,743.1
1,990.9
1,979.5
1,990.9
- Franco-Nevada liability
56.2
77.5
-
56.2
-
- Burnstone Debt
1,134.3
-
-
1,134.3
-
Borrowings
3,170.0
1,820.6
1,990.9
3,170.0
1,990.9
Current portion of borrowings
(554.2)
(554.0)
(499.5)
(554.2)
(499.5)
Non-current borrowings
2,615.8
1,266.6
1,491.4
2,615.8
1,491.4
10. Mineral Reserves and Resources
(1)
On 5 February 2015 Sibanye declared updated Group Mineral Resources and Mineral Reserves as at 31 December 2014.
Gold Mineral Reserves at the Group operations increased by 44% to 28.43Moz from 19.73Moz declared at 31 December 2013, despite depletion of 1.7Moz in 2014;
Underground gold Mineral Reserves at the operations increased by 2.3Moz (14%), net of depletion, following the successful conclusion of pre-feasibility studies on various organic growth projects;
A maiden gold Mineral Resource of 8.9Moz has been declared at the Burnstone project, following significant revision of the available data and geological model; and
Sibanye will continue to review recently acquired projects in accordance with Group protocols and procedures and assessing possible synergies which may exist with its current operations.
11. Liquidity
The Group’s current liabilities exceeded its current assets by R1,630.1 million as at 31 December 2014. Current liabilities at
31 December 2014 include the financial guarantee liability of R197.0 million which does not reflect the true liquidity of Sibanye per se, as Sibanye believes that Gold Fields Limited (“Gold Fields“) is currently in the position to meet its obligations under its US$1 billion
4.875% guaranteed notes.
The current portion of borrowings of R554.2 million includes the two semi-annual repayments due and payable in June and December
2015 respectively.
Sibanye generated cash from operating activities of R4.1 billion for the year ended 31 December 2014. If the acquisition related cash outflows during the year are added back to the cash flow, the Group would have had R1,311.8 million in additional cash on the statement of financial position, confirming the strong cash generating ability of the Group. Over and above the Group has committed unutilised debt facilities of R2 billion at 31 December 2014.
The Directors believe that the cash generated by its operations and the remaining balance of the Company’s revolving credit facility will enable the Group to continue to meet its obligations as they fall due.

Sibanye Gold Operating and Financial Report 2014 | 17
12. Events after the reporting date
There were no events that could have a material impact on the financial results of the Group after 31 December 2014, other than what has already been disclosed above and:
The Board approved a final dividend of 62 cents per share (ZAR) for the six months ended 31 December 2014, resulting in a total dividend of 112 cents per share (ZAR) relating to the year ended 31 December 2014.
13. Auditors review
These preliminary condensed consolidated financial statements of Sibanye for the year ended 31 December 2014 as set out on pages
9 to 21 have been reviewed by KPMG Inc., who expressed an unmodified review conclusion. A copy of the auditor’s review report is available for inspection at the Company’s registered office together with the financial statements identified in the auditor’s report.
The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.
(1) For further details relating to the Company’s Mineral Resources and Mineral Reserves, please refer to the SENS Announcement of 2 February 2015, available on the
Company’s Website
https://www.sibanyegold.co.za/investors/news/sens, or at the following link:
https://trade.sharenet.co.za/feeds/share_performance/sens_display.php?user=sibanye&key=meeinr&year=2015&link=20150205145100@23

SEGMENTAL FINANCIAL RESULTS
18 | Sibanye Gold Operating and Financial Report 2014
Segment income statement
Figures are in millions unless otherwise stated
United States Dollars
For the six months ended
31 December 2014
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
-
147.6
217.5
353.1
374.5
1,092.7
Revenue
11,952.0
4,101.1
3,867.7
2,381.7
1,601.5
-
-
124.4
202.9
327.4
345.4
999.9
Underground
10,940.9
3,781.4
3,585.6
2,221.3
1,348.4
-
-
23.2
14.8
25.7
29.1
92.8
Surface
1,011.1
319.7
282.1
160.4
253.1
-
-
(133.8)
(147.8)
(215.4)
(232.0)
(729.0)
Operating
costs
(7,971.0)
(2,541.8)
(2,357.8)
(1,619.8)
(1,451.6)
-
-
(116.0)
(141.2)
(198.0)
(208.5)
(663.7)
Underground
(7,257.3)
(2,284.5)
(2,166.8)
(1,547.5)
(1,258.5)
-
-
(17.8)
(6.6)
(17.4)
(23.5)
(65.3)
Surface
(713.7)
(257.3)
(191.0)
(72.3)
(193.1)
-
-
13.8
69.7
137.7
142.5
363.7
Operating
profit
3,981.0
1,559.3
1,509.9
761.9
149.9
-
-
8.4
61.5
129.4
136.9
336.2
Underground
3,679.4
1,496.9
1,418.8
673.8
89.9
-
-
5.4
8.2
8.3
5.6
27.5
Surface
301.6
62.4
91.1
88.1
60.0
-
(0.9)
(25.5)
(22.2)
(59.7)
(53.2)
(161.5)
Amortisation and depreciation
(1,766.5)
(582.2)
(654.5)
(242.8)
(276.9)
(10.1)
(0.9)
(11.7)
47.5
78.0
89.3
202.2
Net
operating
profit
2,214.5
977.1
855.4
519.1
(127.0)
(10.1)
2.0
1.1
1.2
2.0
2.3
8.6
Investment income
94.5
24.7
22.5
12.9
12.7
21.7
(1.4)
(4.8)
(2.1)
(6.3)
(7.4)
(22.0)
Finance expenses
(240.1)
(81.6)
(68.3)
(22.9)
(51.5)
(15.8)
(30.4)
(0.1)
(1.0)
(0.9)
(2.9)
(35.3)
Other costs
(384.2)
(31.6)
(11.0)
(11.2)
(1.6)
(328.8)
(11.0)
-
(2.1)
(2.7)
(3.3)
(19.1)
Share-based payments
(209.7)
(35.6)
(29.7)
(23.1)
-
(121.3)
-
(0.5)
(0.9)
-
-
(1.4)
Exploration costs
(15.1)
-
-
(9.4)
(5.1)
(0.6)
(3.9)
(1.7)
43.2
(14.0)
(0.6)
23.0
Non-recurring items
243.5
(8.9)
(151.9)
467.5
(17.9)
(45.3)
-
(0.7)
(4.3)
(8.1)
(8.4)
(21.5)
Royalties
(235.3)
(91.4)
(89.7)
(47.1)
(7.1)
-
3.7
-
(8.9)
(17.6)
(17.9)
((40.7)
Current taxation
(445.2)
(195.9)
(192.2)
(97.5)
-
40.4
1.3
1.0
(11.4)
4.8
(0.2)
(4.5)
Deferred taxation
(48.7)
(1.6)
51.9
(123.3)
9.4
14.9
(40.6)
(17.4)
61.2
35.2
50.9
89.3
Profit
for
the
period
974.2
555.2
387.0
665.0
(188.1)
(444.9)
Profit attributable to:
(40.6
(13.3)
61.2
35.2
50.9
93.4
Owners of Sibanye
1,018.8
555.2
387.0
665.0
(143.5)
(444.9)
-
(4.1)
-
-
-
(4.1)
Non-controlling interests
(44.6)
-
-
-
(44.6)
-
Capital
expenditure
(7.6)
(18.5)
((28.5)
(62.1)
(57.7)
(174.5)
Total expenditure
(1,905.1)
(631.0)
(679.6)
(311.9)
(200.3)
(82.3)
(1.0)
(3.2)
(5.3)
(21.0)
(26.4)
(56.0)
Sustaining capital
(620.0)
(287.6)
(229.1)
(57.7)
(34.9)
(10.7)
-
(9.6)
(23.3)
(41.1)
(31.1)
(105.3)
Ore reserve development
(1,152.3)
(343.4)
(450.5)
(254.2)
(104.2)
-
(6.6)
(5.7)
-
-
-
(12.3)
Projects
(132.8)
-
-
-
(61.2)
(71.6)
The average exchange rate for the six months ended 31 December 2014 was R10.96/US$
Figures are in millions unless otherwise stated
United States Dollars
For the six months ended
30 June 2014
South African Rand
Cor-
porate
Cooke
(1 month)
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
(1 month)
Cor-
porate
-
26.3
204.5
340.4
349.1
920.3
Revenue
9,828.5
3,728.3
3,635.1
2,184.6
280.5
-
- 22.8 188.1 309.1 320.1
840.1
Underground
8,972.0
3,418.8 3,301.7 2,007.5 244.0 -
- 3.5 16.4 31.3 29.0
80.2
Surface
856.5
309.5 333.4 177.1 36.5 -
-
(22.6)
(148.3)
(200.8)
(222.0)
(593.7)
Operating
costs
(6,340.4)
(2,370.5)
(2,144.5)
(1,584.2)
(241.2)
-
- (19.4) (140.9) (179.8) (200.7)
(540.8)
Underground
(5,774.9)
(2,143.1) (1,920.2) (1,504.6) (207.0) -
- (3.2) (7.4) (21.0) (21.3)
(52.9)
Surface
(565.5)
(227.4) (224.3) (79.6) (34.2) -
-
3.7
56.2
139.6
127.1
326.6
Operating
profit
3,488.1
1,357.8
1,490.6
600.4
39.3
-
-
3.4
47.2
129.3
119.4
299.3
Underground
3,197.1
1,275.7
1,381.5
502.9
37.0
-
-
0.3
9.0
10.3
7.7
27.3
Surface
291.0
82.1
109.1
97.5
2.3
-
(1.5)
(3.0)
(21.1)
(62.5)
(51.2)
(139.3)
Amortisation and depreciation
(1,488.2)
(547.1) (667.8)
(225.6)
(31.4) (16.3)
(1.5)
0.7
35.1
77.1
75.9
187.3
Net operating profit
1,999.9
810.7
822.8
374.8
7.9
(16.3)
2.9
0.2
1.1
1.9 8.3
2.2
8.3
Investment income
88.7
23.6
20.2 11.6 2.0
31.3
-
(0.5)
(1.8) (6.0)
(6.7)
(15.0)
Finance expenses
(159.9)
(71.2)
(64.3) (18.9)
(5.0)
(0.5)
(18.8)
(0.4) (4.2) (4.3)
(5.1)
(32.8)
Other costs
(351.5)
(54.7)
(45.6)
(45.3)
(4.2)
(201.7)
(11.6)
-
(2.1) (2.7)
(3.1)
(19.5)
Share-based payments
(208.2)
(33.5)
(28.5) (22.8)
-
(123.4)
(20.8)
-
0.2
-
(8.2)
(28.8)
Non-recurring items
(306.9)
(86.2)
(0.1)
1.9
- (222.5)
-
(0.1) (3.3)
(8.0) (6.9)
(18.3)
Royalties
(195.2)
(74.1)
(84.8)
(35.0)
(1.3) -
(4.4)
-
(5.3) (17.5) (13.4)
(40.6)
Current taxation
(434.0)
(143.3)
(187.4) (56.4)
-
(46.9)
6.8 0.1 (0.5) 1.8
(1.1
9.3
Deferred taxation
99.8
11.4
19.4
(5.2) 0.9
73.3
(47.4)
-
19.2
42.3
35.8
49.9
Profit for the period
532.7
382.7
451.7
204.7
0.3
(506.7)
(47.4)
-
19.2 42.3
35.8
49.9
Owners of Sibanye
532.7
382.7 451.7 204.7 0.3 (506.7)
-
-
- >
-
-
-
Non-controlling interests
-
- -
-
- -
(0.5) (2.8)
(22.1)
(52.1) (
((48.5)
(126.0)
Total expenditure
(1,345.7)
(517.9) (555.9) (236.1) (29.6) (6.2)
(0.5) (1.6) (4.1) (11.9) (16.6)
(34.7)
Sustaining capital
(371.5)
(177.7) (126.6) (44.2) (16.8) (6.2)
- (1.2) (18.0) (40.2) (31.9)
(91.3)
Ore reserve development
(974.2)
(340.2) (429.3) (191.9) (12.8) -
The average exchange rate for the six months ended 30 June 2014 was R10.68/US$.

Sibanye Gold Operating and Financial Report 2014 | 19
Segment income statement (continued)
Figures are in millions unless otherwise stated
United States Dollars
For the six months ended
31 December 2013
South African Rand
Cor-
porate
Beatrix
Kloof
Driefon-
tein
Group
Group
Driefon-
tein
Kloof Beatrix Cor-
porate
-
233.9
338.9
433.8
1,006.6
Revenue
10,115.8
4,351.5
3,426.5
2,337.8
-
- 221.5 309.4 398.5
929.4
Underground
9,331.3
3,990.5 3,127.1 2,213.7 -
- 12.4 29.5 35.3
77.2
Surface
784.5
361.0 299.4 124.1 -
-
(155.3)
(207.4)
(245.3)
(607.9)
Operating costs
(6,123.8)
(2,473.0)
(2,089.8)
(1,561.0)
-
- (148.0) (189.6) (222.3)
(559.8)
Underground
(5,639.1)
(2,240.6) (1,910.8) (1,487.7) -
- (7.3) (17.8) (23.0)
(48.1)
Surface
(484.7)
(232.4) (179.0) (73.3) -
-
78.6
131.5
188.5
398.7
Operating profit
3,992.0
1,878.5
1,336.7
776.8
-
-
73.5
119.8
176.2
369.6
Underground
3,692.2
1,749.9
1,216.3
726.0
-
-
5.1
11.7
12.3
29.1
Surface
299.8
128.6
120.4
50.8
-
(1.2)
(23.7)
(63.1) (
(83.5)
(171.5)
Amortisation and depreciation
(1,715.1)
(832.5) (628.6)
(242.2)
(11.8)
(1.2)
54.9
68.4
105.0
227.2
Net operating profit
2,276.9
1,046.0
708.1
534.6
(11.8)
2.0
2.0
3.1 3.3
10.4
Investment income
102.5
32.8
30.6
19.6
19.5
(0.1) (3.2)
(6.5)
(8.5)
(18.4)
Finance expenses
(187.2)
(87.0)
(67.2)
(31.9)
(1.1)
3.6 2.5 (3.0) (2.4)
0.7
Other costs
(32.7)
(32.9)
(30.1)
(22.1)
52.5
(10.6)
(2.5)
(2.8)
(3.4)
(19.3)
Share-based payments
(190.9)
(33.8)
(28.0)
(24.3)
(104.8)
(8.7)
(0.5)
(2.8)
0.2
((11.8)
Non-recurring items
(130.8)
2.4 (31.5) (5.2)
(96.6)
- (5.7)
6.7 (12.6)
(24.9)
Royalties
(247.5)
(124.3)
(67.9)
(55.3)
-
(1.1)
(10.0) (12.0)
(31.6)
(54.8)
Current taxation
(539.0)
(309.3)
(122.9) (96.4)
(10.4)
4.2
10.6
6.6 14.9
36.3
Deferred taxation
357.4
143.5
61.7
113.0
39.2
(11.9)
48.1
44.4
64.8
145.4
Profit for the period
1,408.7
637.4
452.8
432.0
(113.5)
Profit attributable to:
(12.5)
48.1
44.4
64.8
144.8
Owners of Sibanye
1,402.4
637.4
452.8 432.0
(119.8)
0.6
-
-
-
0.6
Non-controlling interests
6.3
-
-
-
6.3
Capital
expenditure
(2.1)
(22.1)
(64.8)
(56.0)
(145.0)
Total expenditure
(1,462.9)
(560.3)
(654.4)
(227.6)
(20.6)
(2.1) (9.4) (22.6) (20.0)
(54.2)
Sustaining capital
(543.4)
(198.3) (228.7) (95.8) (20.6)
- (12.7) (42.2) (36.0)
(90.8)
Ore reserve development
(919.5)
(362.0) (425.7) (131.8) -
The average exchange rate for the six months ended 31 December 2013 was R10.05/US$

SEGMENTAL OPERATING AND FINANCIAL RESULTS
20 | Sibanye Gold Operating and Financial Report 2014
Segmental operating and financial results
United States Dollars
For the year ended
31 December 2014
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
Operating results
-
3,672 4
4,546
4,653
5,364
18,235
000’tons
Ore milled
000’tons
18,235
5,364
4,653
4,546
3,672
-
-
893
2,571
1,983
2,497
7,944
Underground
7,944
2,497
1,983
2,571
893
-
-
2,779
1,975
2,670
2,867
10,291
Surface
10,291
2,867
2,670
1,975
2,779
-
-
1.17
2.28
3.66
3.31
2.71
g/t
Yield
g/t
2.71
3.31
3.66
2.28
1.17
-
-
4.16
3.74
7.89
6.54
5.70
Underground
5.70
6.54
7.89
3.74
4.16
-
-
0.21
0.38
0.52
0.49
0.40
Surface
0.40
0.49
0.52
0.38
0.21
-
-
138.4
332.9
547.8
570.2
1,589.3
000’ozs
Gold produced/sold
kg
49,432
17,735
17,038
10,354
1 4,305
-
-
119.6
308.7
503.3
525.0
1,456.6
Underground
45,304
16,329
15,653
9,603
3,719
-
-
18.8
24.2
44.5
45.2
132.7
Surface
4,128
1,406
1,385
751
586
-
-
1,257
1,268
1,266
1,269
1,267
$/oz
Gold price
received
R/kg
440,615
441,466
440,357
441,018
437,166
-
-
1,136
902
780
814
849
$/oz
Total cash cost
R/kg
295,246
283,129
271,282
313,888
395,168
-
-
1,325 1
1,087
1,014 1
1,027
1,080
$/oz All-in-cost R/kg
375,854
357,333
352,624
378,008
461,045
-
-
(6)
14
20
19
15
%
All-in-cost margin
%
15
19
20
14
(6)
-
-
43
65
89
85
-73
$/ton
Operating cost
R/ton
785
916
968
705
461
-
-
152
110
190
164
152
Underground
1,641
1,773
2,061
1,187
1,641
-
-
8
7
14
16
11
Surface
124
169
156
77
82
-
US$’mil Financial results
R’mil
-
173.9
422.0
693.5
723.6
2,013.0
Revenue
21,780.5
7,829.4
7,502.8
4,566.3
1,882.0
-
-
147.2
390.8
636.5
665.5
1,840.0
Underground
19,908.7
7,200.2
6,887.3
4,228.8
1,592.4
-
-
26.7
31.2
57.0
58.1
173.0
Surface
1,871.8
629.2
615.5
337.5
289.6
-
-
(156.4)
(296.1)
(416.2)
(454.0)
(1,322.7)
Operating
costs
(14,311.4)
(4,912.3)
(4,502.3)
(3,204.0)
(1,692.8)
-
-
(135.4)
(282.1)
(377.8)
(409.2)
(1,204.5)
Underground
(13,032.2)
(4,427.6)
(4,087.0)
(3,052.1)
(1,465.5)
-
-
(21.0)
(14.0)
(38.4)
(44.8)
(118.2)
Surface
(1,279.2)
(484.7)
(415.3)
(151.9)
(227.3)
-
-
17.5
125.9
277.3
269.6
690.3
Operating
profit
7,469.1
2,917.1
3,000.5
1,362.3
189.2
-
-
11.8
108.7
258.7
256.3
635.5
Underground
6,876.5
2,772.6
2,800.3
.
1,176.7
126.9
-
-
5.7
17.2
18.6
13.3
54.8
Surface
592.6
144.5
200.2
185.6
62.3
-
(2.4)
(28.5)
(43.3)
(122.2)
(104.4)
(300.8)
Amortisation and depreciation
(3,254.7)
(1,129.3)
(1,322.3)
(468.4)
(308.3)
(26.4)
(2.4)
(11.0)
82.6
155.1
165.2
389.5
Net
operating
profit
4,214.4
1,787.8
1,678.2
893.9
(119.1)
(26.4)
4.9
1.3
2.3
3.9
4.5
16.9
Investment income
183.2
48.3
42.7
24.5
14.7
53.0
(1.4)
(5.3)
(3.9)
(12.3)
(14.1)
(37.0)
Finance expenses
(400.0)
(152.8)
(132.6)
(41.8)
(56.5)
(16.3)
(49.2)
(0.5)
(5.2)
(5.2)
(8.0)
(68.1)
Other costs
(735.7)
(86.3)
(56.6)
(56.5)
(5.8)
(530.5)
(22.6)
-
(4.2)
(5.4)
(6.4)
(38.6)
Share-based payments
(417.9)
(69.1)
(58.2)
(45.9)
-
(244.7)
-
(0.5)
(0.9)
-
-
(1.4)
Exploration/feasibility costs
(15.1)
-
-
(9.4)
(5.1)
(0.6)
(24.7)
(1.7)
43.4
(14.0)
(8.8)
(5.8)
Non-recurring items
(63.4)
(95.1)
(152.0)
469.4
(17.9)
(267.8)
-
(0.8)
(7.6)
(16.1)
(15.3)
(39.8)
R
Royalties
(430.5)
(165.5)
(174.5)
(82.1)
(8.4)
-
(0.7)
-
(14.2)
(35.1)
(31.3)
(81.3)
Current taxation
(879.2)
(339.2)
(379.6)
(153.9)
-
(6.5)
8.1
1.1
(11.9)
6.6
0.9
4.8
Deferred taxation
51.1
9.8
71.3
(128.5)
10.3
88.2
(88.0)
(17.4)
80.4
77.5
86.7
139.2
Profit
for
the
period
1,506.9
937.9
838.7
869.7
(187.8)
(951.6)
Profit attributable to:
(88.0)
(13.3)
80.4
77.5
86.7
143.3
Owners of Sibanye
1,551.5
937.9
838.7
869.7
(143.2)
(951.6)
-
(4.1)
-
-
-
(4.1)
Non-controlling interests
(44.6)
-
-
-
(44.6)
-
US$’mil Capital expenditure
R’mil
(8.2)
(21.2)
(50.6)
(114.2)
(106.2)
(300.4)
Total expenditure
(3,250.8)
(1,148.9)
(1,235.5)
(548.0)
(229.9)
(88.5)
(1.6)
(4.7)
(9.4)
(32.9)
(43.0)
(91.6)
Sustaining capital
(991.5)
(465.3)
(355.7)
(101.9)
(51.7)
(16.9)
-
(10.8)
(41.2)
(81.3)
(63.2)
(196.5)
Ore reserve development
(2,126.5)
(683.6)
(879.8)
(446.1)
(117.0)
-
(6.6)
(5.7)
-
-
-
(12.3)
Projects
(132.8)
-
-
-
(61.2)
(71.6)
The average exchange rate for the year ended 31 December 2014 was R10.82/US$.

Sibanye Gold Operating and Financial Report 2014 | 21
Segmental operating and financial results (continued)
United States Dollars
For the year ended
31 December 2013
South African Rand
Corporate
Beatrix
Kloof
Driefontein
Group
Group
Driefontein
Kloof
Beatrix
Corporate
Operating results
-
4,091
4,223
5,310
13,624
000’tons Ore milled 000’tons
13,624
5,310
4,223
4,091
-
-
2,371
1,898
2,527
6,796
Underground
6,796
2,527
1,898
2,371
-
-
1,720
2,325
2,783
6,828
Surface
6,828
2,783
2,325
1,720
-
-
2.38
3.78
3.54
3.26
g/t Yield
g/t
3.26
3.54
3.78
2.38
-
-
3.88
7.66
6.70
6.01
Underground
6.01
6.70
7.66
3.88
-
-
0.31
0.62
0.66
0.56
Surface
0.56
0.66
0.62
0.31
-
-
312.6
513.7
603.6
1,429.9
000’oz Gold produced/ sold
kg
44,474
18,775
15,977
9,722
-
-
295.6
467.3
544.2
1,307.1
Underground
40,655
16,927
14,533
9,195
-
-
17.0
46.4
59.4
122.8
Surface
3,819
1,848
1,444
527
-
-
1,404
1,410
1,409
1,408
$/oz Gold price received
R/kg
434,663
434,764
435,276
433,460
-
-
993
847
862
885
$/oz Total cash cost
R/kg
273,281
265,997
261,570
306,593
-
-
1,222
1,147
1,078
1,148
$/oz All-in-cost
R/kg
354,376
332,660
353,884
377,206
-
-
13
19
23
18
% All-in-cost margin %
18
23
19
13
-
-
76
101
96
92
$/ton Operating cost R/ton 879
919
971
731
-
-
125
206
182
169
Underground
1,623
1,750
1,982
1,201
-
-
9
15
17
14
Surface
138
165
146
84
-
US$’mil
Financial results
R’mil
-
439.0
724.4
850.3
2,013.7
Revenue
19,331.2
8,162.7
6,954.4
4,214.1
-
-
415.2
658.7
766.1
1,840.0
Underground
17,663.6
7,354.6
6,323.4
3,985.6
-
-
23.8
65.7
84.2
173.7
Surface
1,667.6
808.1
631.0
228.5
-
-
(311.6)
(427.2)
(508.4)
(1,247.2)
Operating costs
(11,973.3)
(4,881.2)
(4,100.7)
(2,991.4)
-
-
(296.5)
(391.9)
(460.6)
(1,149.0)
Underground
(11,030.5)
(4,421.9)
(3,762.1)
(2,846.5)
-
-
(15.1)
(35.3)
(47.8)
(98.2)
Surface
(942.8)
(459.3)
(338.6)
(144.9)
-
-
127.4
297.2
341.9
766.5
Operating profit
7,357.9
3,281.5
2,853.7
1,222.7
-
-
118.7
266.8
305.5
691.0
Underground
6,633.1
2,932.7
2,561.3
1,139.1
-
-
8.7
30.4
36.4
75.5
Surface
724.8
348.8
292.4
83.6
-
(2.2)
(55.0)
(114.2)
(151.9)
(323.3)
Amortisation and depreciation
(3,103.9)
(1,458.0)
(1,096.5)
(528.1)
(21.3)
(2.2)
72.4
183.0
190.0
7443.2
Net
operating
profit
4,254.0
1,823.5
1,757.2
694.6
(21.3)
3.2
2.9
4.9
5.7
16.7
Investment income
160.3
55.0
47.4
27.5
30.4
(0.3)
(7.6)
(15.8)
(20.1)
(43.8)
Finance expenses
(420.3)
(193.6)
(152.3)
(152.3)
(72.8)
15.8
-
(7.3)
(6.9)
1.6
Other costs
(24.7)
(67.0)
(70.5)
(40.4)
153.2
(16.2)
(4.4)
(4.9)
(6.4)
(31.9)
Share-based payments
(305.8)
(61.1)
(47.2)
(41.8)
(155.7)
(11.3)
(98.0)
(13.1)
(16.6)
(139.0)
Non-recurring items
(1,294.4)
(159.5)
(125.6)
(900.1)
(109.2)
Royalties
-
(7.2)
(15.3)
(20.7)
(43.2)
(414.6)
(198.3)
(147.1)
(69.2)
-
(1.2)
(10.1)
(28.5)
(44.6)
(84.4)
Current taxation
(809.8)
(427.7)
(273.5)
(97.5)
(11.1)
2.7
35.0
1.9
18.1
57.7
Deferred taxation
553.6
174.0
18.3
336.3
25.0
(9.5)
(17.0)
104.9
98.5
176.9
Profit for the period
1,698.3
945.3
1,006.7
(163.4)
(90.3)
Profit attributable to:
(10.1)
(17.0)
104.9
98.5
176.3
Owners of Sibanye
1,692.4
945.3
1,006.7
(163.4)
(96.2)
0.6
-
-
-
0.6
Non-controlling interests
5.9
-
-
-
5.9
US$’mil
Capital expenditure
R’mil
(3.9)
(55.9)
(135.8)
(135.8)
(106.6)
Total expenditure
(2,901.5)
(1,023.0)
(1,303.6)
(537.0)
(37.9)
(3.9)
(20.9)
(47.9)
(33.4)
(106.1)
Sustaining capital
(1,018.5)
(320.2)
(459.8)
(200.6)
(37.9)
-
(35.0)
(87.9)
(73.2)
(196.1)
Ore reserve development
(1,883.0)
(702.8)
(843.8)
(336.4)
The average exchange rate for the year ended 31 December 2013 was R9.60/US$.

UNIT COST BENCHMARKING METRICS
22 | Sibanye Gold Operating and Financial Report 2014
Cost benchmarks for the six months ended 31 December 2014, compared with the six months ended 30 June 2014 and the six months ended 31 December 2013
Figures are in South African rand millions unless otherwise stated
Group
Driefontein
Kloof
Beatrix
Cooke
Corporate
Operating cost
(1)
Dec
2014
7,971.0
2,541.8
2,375.8
1,619.8
-
Jun
2014
6,340.4
2,370.5
2,144.5
1,584.2
241.2
-
Dec
2013
6,123.8
2,473.0
2,089.8
1,561.0
-
-
Less: General and admin
Dec
2014
(60.0)
(23.1)
(22.8)
(14.1)
-
-
Jun
2014
(87.3)
(33.4)
(31.9)
(22.0)
-
-
Dec
2013
(117.4)
(39.1)
(27.5)
(50.8)
-
-
Plus: Royalty
Dec
2014
235.3
91.4
89.7
47.1
7.1
-
Jun 2014
195.2
74.1
84.8
35.0
1.3
-
Dec
2013
247.5
124.3
67.9
35.0
-
-
Total cash cost
(2)
Dec
2014
8,146.3
2,610.1
2,424.7
1,652.8
1,458.7
-
Jun
2014
6,448.3
2,411.2
2,197.4
1,597.2
242.5
-
Dec
2013
6,253.9
2,558.2
2,130.2
1,565.5
-
-
Plus: General and admin
Dec
2014
60.0
23.1
22.8
14.1
-
-
Jun
2014
87.3
33.4
31.9
22.0
-
-
Dec
2013
117.4
39.1
27.5
50.8
-
-
Community costs
Dec
2014
23.8
8.2
6.5
9.9
(0.8)
-
Jun
2014
13.8
4.5
4.6
3.9
0.8
-
Dec
2013
11.6
5.1
2.9
3.6
-
-
Share based payments
(3)
Dec
2014
209.7
35.6
29.7
23.1
-
121.3
Jun
2014
208.2
33.5
28.5
22.8
-
123.4
Dec
2013
190.9
33.8
28.0
24.3
-
104.8
Rehabilitation
Dec
2014
90.2
19.6
16.6
9.5
44.5
-
Jun
2014
48.2
19.2
16.8
8.1
4.1
-
Dec
2013
77.2
39.6
25.0
12.6
-
-
Ore reserve development
Dec
2014
1,152.3
343.4
450.5
254.2
104.2
-
Jun
2014
974.2
340.2
429.3
191.9
12.8
-
Dec 2013
919.5
362.0
425.7
131.8
-
-
Sustaining capital
Dec
2014
609.3
287.6
229.1
57.7
34.9
-
expenditure Jun
2014
365.3
177.7
126.6
44.2
16.8
-
Dec
2013
543.4
198.3
228.7
95.8
-
20.6
Less: By-product credit
Dec
2014
(12.2)
(5.2)
(3.6)
(3.4)
-
-
Jun
2014
(11.7)
(4.8)
(3.4)
(3.5)
-
-
Dec
2013
(9.0)
(4.2)
(2.6)
(2.2)
-
-
Total All-in sustaining cost
(4)
Dec
2014
10,279.4
3,322.4
3,176.3
2,017.9
1,641.5
121.3
Jun 2014
8,133.6
3,014.9
2,831.7
1,886.6
277.0
123.4
Dec
2013
8,104.9
3,231.9
2,865.4
1,882.2
-
125.4
Plus: Corporate cost and growth
Dec
2014
160.0
-
-
9.4
66.3
84.3
capital expenditure
Jun 2014
6.2
-
-
-
-
6.2
Dec
2013
-
-
-
-
-
-
Total All-in cost
(5)
Dec 2014
10,439.4
3,322.4
3,176.3
2,027.3
1,707.8
205.6
Jun
2014
8,139.8
3,014.9
2,831.7
1,886.6
277.0
129.6
Dec 2013
8,104.9
3,231.9
2,865.4
1,882.2
-
125.4
Gold sold
kg
Dec 2014
27,289
9,353
8,831
5,443
3,662
-
Jun
2014
22,143
8,382
8,207
4,911
643
-
Dec
2013
24,061
10,343
8,159
5,559
-
-
000’ozs
Dec 2014
877.4
300.7
283.9
175.0
117.7
-
Jun
2014
711.9
269.5
263.9
157.9
20.7
-
Dec
2013
773.6
332.5
262.3
178.7
-
-
Total cash cost
R/kg
Dec 2014
298,520
279,066
274,567
303,656
398,334
-
Jun
2014
291,212
287,664
267,747
325,229
377,138
-
Dec
2013
259,919
247,336
261,086
281,615
-
-
US$/oz
Dec 2014
847
792
779
862
1,130
-
Jun
2014
848
838
780
947
1,098
-
Dec
2013
804
765
808
872
-
-
All-in sustaining cost
R/kg
Dec
2014
376,687
355,223
359,676
370,733
448,252
-
Jun 2014
367,322
359,687
345,035
384,158
430,793
-
Dec
2013
336,848
312,472
351,195
338,586
-
-
US$/oz
Dec 2014
1,069
1,008
1,021
1,052
1,272
-
Jun
2014
1,070
1,048
1,005
1,119
1,255
-
Dec
2013
1,043
967
1,087
1,048
-
-
All-in cost
R/kg
Dec
2014
382,550
355,223
359,676
372,460
466,357
-
Jun 2014
367,601
359,687
345,035
384,158
430,793
-
Dec
2013
336,848
312,472
351,195
338,586
-
-
US$/oz
Dec 2014
1,086
1,008
1,021
1,057
1,323
-
Jun
2014
1,071
1,048
1,005
1,119
1,255
-
Dec
2013
1,043
967
1,087
1,048
-
-
DEFINITIONS
Total cash cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, taxation and non-recurring items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
DEFINITIONS
All-in costs are calculated in accordance with the World Gold Council guidance.
(1)
Operating cost – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
(3)
Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-
based payment liability to the reporting date fair value.
(4)
Total All-in sustaining costs – includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.
(5)
Total All-in costs includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

Sibanye Gold Operating and Financial Report 2014 | 23
Cost benchmarks for the year ended 31 December 2014 compared with the year ended
31 December 2013
Figures are in South African rand millions unless otherwise stated
Group
Driefontein Kloof Beatrix Cooke Corporate
Operating cost
(1)
Dec
2014
14,311.4
4,912.3
4,502.3
3,204.0
1,692.8
-
Dec 2013 11,973.3 4,881.2 4,100.7 2,991.4 - -
Less: General and admin
Dec
2014
(147.3)
(56.5)
(54.7)
(36.1)
-
-
Dec 2013 (234.0) (85.4) (68.7) (79.9) - -
Plus: Royalty
Dec
2014
430.5
165.5
174.5
82.1
8.4
-
Dec 2013 414.6 198.3 147.1 69.2 - -
Total cash cost
(2)
Dec
2014
14,594.6
5,021.3
4,622.1
3,250.0
1,701.2
-
Dec 2013 12,153.9 4,994.1 4,179.1 2,980.7 - -
Plus: General and admin
Dec
2014
147.3
56.5
54.7
36.1
-
-
Dec 2013 234.0 85.4 68.7 79.9 - -
Community costs
Dec
2014
37.6
12.7
11.1
13.8
-
-
Dec 2013 23.8 8.5 7.8 7.5 - -
Share based payments
(3)
Dec
2014
417.9
69.1
58.2
45.9
-
244.7
Dec 2013 305.8 61.1 47.2 41.8 - 155.7
Rehabilitation
Dec
2014
138.4
38.8
33.4
17.6
48.6
-
Dec 2013 164.6 83.7 54.3 26.6 - -
Ore reserve development
Dec
2014
2,126.5
683.6
879.8
446.1
117.0
-
Dec 2013 1,883.0 702.8 843.8 336.4 - -
Sustaining capital expenditure Dec
2014
974.6
465.3
355.7
101.9
51.7
-
Dec 2013 1,018.5 320.2 459.8 200.6 - 37.9
Less: By-product credit
Dec 2014
(23.9)
(10.0)
(7.0)
(6.9)
-
-
Dec 2013 (23.1) (10.1) (6.7) (6.3) - -
Total All-in sustaining cost
(4)
Dec 2014
18,413.0
6,337.3
6,008.0
3,904.5
1,918.5
244.7
Dec 2013 15,760.5 6,245.7 5,654.0 3,667.2 - 193.6
Plus: Group exploration and other
Dec 2014
16.5
-
-
9.4
5.1
2.0
Dec 2013 - - - - - -
Corporate cost and growth
Dec 2014
149.7
-
-
-
61.2
88.5
capital expenditure Dec 2013 - - - - - -
Total All-in cost
(5)
Dec 2014
18,579.2
6,337.3
6,008.0
3,913.9
1,984.8
335.2
Dec 2013 15,760.5 6,245.7 5,654.0 3,667.2 - 193.6
Gold sold Kg
Dec 2014
49,432
17,735
17,038
10,354
4,305
-
Dec 2013 44,474 18,775 15,977 9,722 - -
000’ozs
Dec 2014
1,589.3
570.2
547.8
332.9
138.4
-
Dec 2013 1,429.9 603.6 513.7 312.6 - -
Total cash cost
R/kg
Dec 2014
295,246
283,129
271,282
313,888
395,168
-
Dec 2013 273,281 265,997 261,570 306,593 - -
US$/oz
Dec 2014
849
814
780
902
1,136
-
Dec 2013 885 862 847 993 - -
All-in sustaining cost
R/kg
Dec 2014
372,492
357,333
352,624
377,101
445,645
-
Dec 2013 354,376 332,660 353,884 377,206 - -
US$/oz
Dec 2014
1,071
1,027
1,014
1,084
1,281
-
Dec 2013 1,148 1,078 1,147 1,222 - -
All-in cost
R/kg
Dec 2014
375,854
357,333
352,624
378,008
461,045
-
Dec 2013 354,376 332,660 353,884 377,206 - -
US$/oz
Dec 2014
1,080
1,027
1,014
1,087
1,325
-
Dec 2013 1,148 1,078 1,147 1,222 - -

QUARTERLY SALIENT FEATURES AND DEVELOPMENT RESULTS
24 | Sibanye Gold Operating and Financial Report 2014
Salient features and cost benchmarks for the quarters ended 31 December 2014 and
30 September 2014
Total Driefontein
Kloof
Beatrix
Cooke
Group
Under-
ground
Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Tons milled/treated 000’ton
Dec 2014
5,401
2,304
3,097
656
790
539
542
718
478
391
1,287
Sept 2014 5,051 2,228 2,823
697 732 495 573
657
438
379 1,080
Yield g/t
Dec 2014
2.61
5.60
0.38
6.36
0.50
8.15
0.61
3.66
0.39
4.36
0.21
Sept 2014 2.62 5.46 0.37
6.40
0.44 7.68
0.54
3.74
0.39
3.76
0.22
Gold produced/sold kg
Dec 2014
14,079
12,901
1,178
4,170
396
4,395
328
2,631
188
1,705
266
Sept 2014 13,210 12,173 1,037
4,464 323
3,800 308
2,454
170 11,455 236
000’oz
Dec 2014
452.7
414.8
37.9
134.1
12.7
141.3
10.6
84.6
6.0
54.8
8.6
Sept 2014 424.7 391.4 33.3
143.5 10.4
122.2
9.9 78.9
5.5
46.8
7.6
Gold price received R/kg
Dec 2014
433,973
433,990
433,856
433,877
434,348
Sept 2014 442,255 442,762 442,697
441,540 440,804
US$/oz
Dec 2014
1,205
1,205
1,205
1,205
1,206
Sept 2014 1,283 1,285
1,284
1,281
1,279
Operating cost R/ton
Dec 2014
725
1,554
108
1,693
161
2,013
156
1,057
75
1,602
67
Sept 2014 803 1,652 133
1,684
178
2,186 186
1,201
83
1,668
99
Total cash cost R/kg
Dec 2014
285,006
279,019
255,177
289,926
363,318
Sept 2014 312,922 279,110
296,860 318,407
439,030
US$/oz
Dec 2014
791
775
709
805
1,009
Sept 2014 908
810
861 924
1,274
Operating margin %
Dec 2014
36
36
35
39
26
43
41
34
56
15
26
Sept 2014 31 32 17 41
9
36 22 27
51
-
7
All-in sustaining cost R/kg
Dec 2014
365,076
357,030
343,468
362,221
412,227
Sept 2014 384,777 353,449 378,311 379,878 497,575
US$/oz
Dec 2014
1,014
992
954
1,006
1,145
Sept 2014 1,116
1,026
1,098 1,102 1,444
All-in cost R/kg
Dec 2014
373,365
357,030
343,468
365,555
439,371
Sept 2014 392,339
353,499
378,311 379,878 497,575
US$/oz
Dec 2014
1,037
992
954
1,015
1,220
Sept 2014 1,138
1,026
1,098 1,102 1,440
All-in cost margin %
Dec 2014
14
18
21
16
(1)
Sept 2014 11
20
15 14 (13)
Ore reserve development R’mil
Dec 2014
588.2
171.2
227.0
139.2
50.8
Sept 2014 564.1
172.2
223.5 115.0 53.4
Sustaining capital
Dec 2014
381.6
156.6
162.3
41.8
15.7
Sept 2014 238.4
131.0
66.8 15.9 19.2
Corporate and project
Dec 2014
95.0
-
-
-
48.4
expenditure
#
Sept 2014 37.8
-
- - 12.8
Total capital expenditure
R’mil
Dec 2014
1,064.8
327.8
389.3
181.0
114.9
Sept 2014 840.3
303.2
290.3 130.9 85.4
Total capital expenditure
US$’mil
Dec 2014
90.4
29.4
35.0
16.3
2.3
Sept 2014 78.5
28.3
27.1 12.2 8.0
The average exchange rate for the quarters ended 31 December 2014 and 30 September 2014 were R11.20/US$ and R10.72/US$ respectively.
#
Included in the Group corporate and project expenditure is pre-development expenditure at Burnstone of R46.6 million (US$4.2 million) and R25.0 million (US$2.3 million) for the quarters ended 31 December 2014 and 30 September 2014 respectively, and corporate expenditure of R5.2 million (US$0.5 million) and R5.5 million (US$0.5 million)
respectively.

Sibanye Gold Operating and Financial Report 2014 | 25
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
Driefontein
Quarter ended
31 December 2014
Quarter ended
30 September 2014
Year ended
31 December 2014
Reef
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Total advanced
(m)
2,251
1,045
1,241
2,749
884
1,259
9,627
3,533
4,216
Advanced on-reef
(m)
458
311
184
477
422
345
1,789
1,301
850
Channel width
(cm)
79
40
72
114
28
58
103
38
59
Average value
(g/t)
21.9
14.1
25.1
17.6
19.1
25.4
18.6
14.9
28.7
(cm.g/t)
1,733
563
1,805
2,002
539
1,472
1,903
563
1,694
Kloof
Quarter ended
31 December 2014
Quarter ended
30 September 2014
Year ended
31 December 2014
Reef
VCR
Kloof
Main
Libanon
VCR
Kloof
Main
Libanon
VCR
Kloof
Main Libanon
Total Advanced
(m)
3,130
821
877
204
3,026
626
947
62
12,131
2,558
3,556
498
Advanced on-reef
(m)
551
235
145
164
470
214
238
47
2,048
731
783
427
Channel width
(cm)
109
165
121
161
127
159
77
173
117
161
82
116
Average value
(g/t)
21.5
5.0
8.5
5.3
16.7
5.4
13.4
3.4
19.4
8.3
11.8
5.3
(cm.g/t)
2,343
817
1,034
847
2,116
855
1,031
590
2,278
1,325
971
610
Beatrix
Quarter ended
31 December 2014
Quarter ended
30 September 2014
Year ended
31 December 2014
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Total advanced
(m)
4,562
1,328
3,995
,028
15,980
3,753
Advanced on-reef
(m)
1,244
335
1,451
298
4,915
1,205
Channel width
(cm)
128
115
103
129
116
128
Average value
(g/t)
7.7
13.2
8.9
12.5
7.7
12.7
(cm.g/t)
990
1,511
924
1,621
890
1,623
Cooke
Quarter ended
31 December 2014
Quarter ended
30 September 2014
7 Months ended
31 December 2014
Reef
VCR
Elsburg
Reefs
Elsburg
Massive
Kimberly
Reefs
VCR
Elsburg
Reefs
Elsburg
Massive
Kimberly
Reefs
VCR
Elsburg
Reefs
Elsburg
Massive
Kimberly
Reefs
Total advanced
(m)
675
3,495
41
329
521
2,882
20
278
1,376
7,336
72
724
Advanced on-
reef
(m)
306
1,441
22
181
194
1,288
20
160
565
3,275
53
402
Channel width
(cm)
37
135
237
132
66
120
232
92
52
131
234
136
Average value
(g/t)
10.5
9.3
2.1
7.2
7.9
5.5
11.2
6.1
8.6
7.7
6.6
6.9
(cm.g/t)
390
1,260
501
956
524
665
2,596
555
452
1,009
1,549
941

ADMINISTRATION AND CORPORATE INFORMATION
26 | Sibanye Gold Operating and Financial Report 2014
Investor Enquiries
James Wellsted
Head of Investor Relations
Sibanye Gold Limited
Tel: +27 83 453 4014
+27 11 278 9656
james.wellsted@sibanyegold.co.za
Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za
Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa
Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
Sibanye Gold Limited
Incorporated in the
Republic of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951
Listings
JSE : SGL
NYSE : SBGL
Website
www.sibanyegold.co.za
Directors:
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan*
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Zola Skweyiya*
Susan van der Merwe*
Jerry Vilakazi*
Cain Farrel (Company
Secretary)
*Independent Non-
Executive
#Non-Executive
JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)
American Depository
Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com
Office of the United Kingdom
Secretaries
London
St James’s Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside, London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus
network extras, lines are open
8.30am – 5pm Mon-Fri] or
[from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail:
ssd@capitaregistrars.com
Transfer Secretaries
South Africa
Computershare Investor
Services (Proprietary)
Limited Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
MINERAL RESOURCES AND MINERAL RESERVES
The lead Competent Person designated in terms of SAMREC, who take responsibility for the consolidation and reporting of Sibanye Gold’s Mineral
Resources and Mineral Reserves and of the overall regulatory compliance of these figures is Mr. Gerhard Janse van Vuuren, who gave his consent for the disclosure of the C2015 Mineral Resource and Mineral Reserve Statement. Mr Janse van Vuuren [BTech (MRM), GDE (Mining Eng.), MBA and
MSCoC] is registered with Plato (PMS No 243) and has 27 years’ experience relative to the type and style of mineral deposit under consideration. He is the current Vice President: Mine Planning and Mineral Resource Management and is a full time employee of Sibanye Gold. Mr. van Vuuren consents to the inclusion of all information in this release relating to mineral resources and mineral reserves in the form in which it appears.
The respective business unit based Mineral Resource Managers, relevant project managers and the respective Mineral Resource Management discipline heads have been designated as the Competent Persons in terms of SAMREC and take responsibility for the reporting of Mineral Resources and Mineral Reserves for their respective area(s) of responsibility. Additional information regarding these personnel, as well as the teams involved with the compilation of the Mineral Resource and Mineral Reserve declaration is incorporated in the Mineral Resources and Mineral Reserves
Supplement that will be published in conjunction with the 2014 Sibanye Gold Integrated Report.
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and
Section 21E of the US Securities Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-
economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South
Africans representation in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of
Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 19, 2015
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer